Exhibit 99.1

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Stock Code: 6686

2025
INTERIM REPORT



Contents



Company Information

Directors

Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board)*
Mr. Zhe Yin (殷哲) *(Chief Executive Officer)*

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉)
Mr. Boquan He (何伯權)
Mr. Kai Wang (王愷) *(resigned on January 23, 2025)*[1]
Mr. David Zhang (張彤)

Independent Directors

Ms. Xiangrong Li (李向榮)
Ms. Cynthia Jinhong Meng (孟晉紅)
Ms. May Yihong Wu (吳亦泓)

Audit Committee

Ms. Xiangrong Li (李向榮) *(Chairwoman)*
Ms. Cynthia Jinhong Meng (孟晉紅)
Mr. David Zhang (張彤)

Compensation Committee

Ms. May Yihong Wu (吳亦泓) *(Chairwoman)*
Mr. Boquan He (何伯權)
Ms. Cynthia Jinhong Meng (孟晉紅)

Corporate Governance and Nominating Committee

Ms. Jingbo Wang (汪靜波) *(Chairwoman)*
Ms. Cynthia Jinhong Meng (孟晉紅)
Ms. May Yihong Wu (吳亦泓)

Joint Company Secretaries

Mr. Qing Pan (潘青)
Ms. Ng Wing Shan (吳詠珊) *(FCG, HKFCG)*

Authorized Representatives

Ms. Jingbo Wang (汪靜波)
Ms. Ng Wing Shan (吳詠珊)

Principal Executive Office of Main Operations in the PRC

No. 1226 South Shenbin Road, Minhang District
Shanghai, PRC

Principal Place of Business in Hong Kong

34 Floor, Tower Two
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong

Note:

(1) *With effect from January 23, 2025, Mr. Kai Wang resigned from the position as a non-executive Director, as he decided to devote more time to his other engagements.*

Company Information

Registered Office

PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands

Hong Kong Legal Adviser

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditor

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

Cayman Islands Principal Share Registrar

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HKEX Stock Code

6686

NYSE Ticker Symbol

NOAH

Company Website

ir.noahgroup.com

Financial Summary

A summary of the results of the Group for the six months ended June 30, 2025 is set out below:

	For the Six Months Ended June 30,		
	2024 (Unaudited)	2025 (Unaudited)	Change (%)
	(RMB in thousands)		
Revenues:			
Revenues from others:			
One-time commissions	313,149	309,458	(1.2)%
Recurring service fees	306,634	313,643	2.3%
Performance-based income	10,043	27,878	177.6%
Other service fees	84,910	85,599	0.8%
Total revenues from others	714,736	736,578	3.1%
Revenues from funds Gopher manages:			
One-time commissions	10,956	5,181	(52.7)%
Recurring service fees	516,894	489,133	(5.4)%
Performance-based income	32,257	23,830	(26.1)%
Total revenues from funds Gopher manages	560,107	518,144	(7.5)%
Total revenues	1,274,843	1,254,722	(1.6)%
Less: VAT related surcharges and other taxes	(9,454)	(10,627)	12.4%
Net revenues	1,265,389	1,244,095	(1.7)%
Operating cost and expenses:			
Compensation and benefits	(685,795)	(603,162)	(12.0)%
Selling expenses	(124,222)	(113,383)	(8.7)%
General and administrative expenses	(151,018)	(135,637)	(10.2)%
Reversal of credit losses	428	(44,038)	(10,389.3)%
Other operating expenses, net	(63,153)	(24,275)	(61.6)%
Government subsidies	13,872	23,434	68.9%
Total operating cost and expenses	(1,009,888)	(897,061)	(11.2)%
Income from operations	255,501	347,034	35.8%
Other income:			
Interest income	88,772	66,306	(25.3)%
Investment income (loss)	15,585	(7,668)	(149.2)%
Reversal of settlement expense	11,476	–	–
Other income	1,107	11,310	921.7%
Total other income	116,940	69,948	(40.2)%
Income before taxes and income from equity in affiliates	372,441	416,982	12.0%
Income tax expense	(82,943)	(124,295)	49.9%
Income from equity in affiliates	(53,942)	35,669	(166.1)%
Net income	235,556	328,356	39.4%
Less: net loss attributable to non-controlling interests	4,278	816	(80.9)%
Net income attributable to Shareholders	231,278	327,540	41.6%

Key Highlights

Business Highlights

The global macroeconomic environment in the first half of 2025 was volatile, marked by trade fragmentation and diverging monetary policies that added to existing growth constraints. Against this backdrop, liquidity conditions remained relatively tight as global central banks maintained policy rates at multi-year highs to rein in inflation. Geopolitical headwinds – ranging from renewed trade tensions to technology-export controls – sustained bouts of market volatility and reinforced investors' preference for safe-haven assets. China's economy remained under pressure, with subdued consumer demand and ongoing weakness in the real estate sector weighing on overall growth. Within China's wealth management industry, HNW individuals continued to prioritize wealth preservation and liquidity. As a result, demand is gradually shifting toward providers of high-quality global strategies where transparency, diversification and downside protection are more readily obtained.

Our firm's disciplined, forward-looking strategy continues to provide us with flexibility to navigate this challenging environment and ensure the resilience of our business. As highlighted in our semi-annual CIO[1] report for the second half of 2025, we are also witnessing a major paradigm shift occurring. If the past two decades were defined by strategies to hedge against inflation and allocate into inflation-protected assets, the next twenty years will pivot to a new imperative: understanding, embracing, and profiting from technology-driven deflation. We are guiding clients to embrace this evolving landscape where growth is no longer fueled by debt-driven asset bubbles but by deflationary forces and efficiency dividends enabled by technological innovation. In response, our adaptive allocation framework is designed to balance current defensive positioning with future-facing offensive opportunities through three strategic pillars: inflation-hedged anchors, deflation-hedged assets, and flexible bridge holdings.

Our commitment to overseas expansion continues delivering promising results. By combining our personalized service model with an expanding portfolio of global products, we have established a significant competitive advantage. In the first half of 2025, we made notable progress: we established our ARK global headquarters in Singapore, entered into a strategic partnership with Tokyo Star Bank in Japan through our ARK Japan subsidiary, and officially joined the Family Office Association of Hong Kong. These developments position us at the crossroads of Asia's evolving capital flows, enabling us to turn regional headwinds into long-term strategic advantages. As ever, we continue seeing tremendous growth potential in serving global Chinese HNW investors overseas who share our cultural values and place their trust in our long-standing track record. As a key booking center, Singapore has demonstrated robust momentum, with deposit volumes rising steadily and transaction value through Singapore-based channels increasing substantially, signaling clear potential for further expansion among local clients.

By consistently focusing on client and employee education, we believe we are strongly positioned to guide stakeholders through the coming market shifts. Our global growth journey has only just begun, and we remain confident in our ability to navigate challenges and capitalize on the opportunities that lie ahead.

---

1.   "CIO" refers to the chief investment officer of the Company.

Key Highlights

Financial Highlights

During the Reporting Period, we successfully navigated through a complex macroeconomic environment both domestically and internationally, while simultaneously advancing our internal structure transformation. As a result of these efforts and strategic focus, our net revenue for the six months ended June 30, 2025 was RMB1,244.1 million, representing a slight decrease of 1.7% as compared to the corresponding period in 2024, mainly due to a decline in distribution of insurance products. Our net income attributable to the Shareholders increased by 41.6% from RMB231.3 million for the six months ended June 30, 2024 to RMB327.5 million for the six months ended June 30, 2025. Similarly, our Non-GAAP net income attributable to the Shareholders increased by 33.9% from RMB267.2 million during the same period last year to RMB357.8 million for the Reporting Period, mainly due to an increase in the fair value of the funds managed by Gopher and a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Despite the challenges, we remain committed to investing in the overseas market by expanding our international relationship managers team and actively increasing our influence and wallet share among our Chinese clients globally. The transaction value of overseas products we distributed increased by 0.6% from RMB16.3 billion for the six months ended June 30, 2024 to RMB16.4 billion for the Reporting Period. Notably, we raised US$420 million for overseas hedge funds and structured products, marking a significant 282.0% year-over-year increase. Additionally, our AUM for overseas products grew by 5.9% from RMB39.1 billion as of June 30, 2024 to RMB41.4 billion as of June 30, 2025, and our overseas AUA grew by 6.6% from RMB8.5 billion as of June 30, 2024 to RMB9.1 billion as of June 30, 2025.

Non-GAAP Financial Measures

	For the Six Months Ended June 30,		
	2024	**2025**	Change
	(Unaudited)	**(Unaudited)**	(%)
	(RMB in thousands, except percentages)		
Total revenues	1,274,843	**1,254,722**	(1.6%)
Net revenues	1,265,389	**1,244,095**	(1.7%)
Income from operations	255,501	**347,034**	35.8%
Income before taxes and income from equity in affiliates	372,441	**416,982**	12.0%
Net income	235,556	**328,356**	39.4%
Net income attributable to the shareholders of the Company	231,278	**327,540**	41.6%
Non-GAAP Financial Measures:			
Net income attributable to the shareholders of the Company	231,278	**327,540**	41.6%
Add: share-based compensation expense	58,479	**37,788**	(35.4%)
Add: settlement expense (reversal)	(11,476)	**–**	N.A
Less: tax effect of adjustments	11,061	**7,558**	(31.7%)
Adjusted net income attributable to the shareholders of the Company (non-GAAP)	267,220	**357,770**	33.9%

Key Highlights

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses (reversal) and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlement. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company's operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses (reversal) and net of relevant tax impact. As such, the Company's management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and non-cash settlement expenses (reversal) (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Business Review and Outlook

Business Review for the Reporting Period

While the first half of 2025 continued to bring challenges, it presented an opportunity for our Company to demonstrate our resilience through cost management and acceleration in our global expansion.

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB862.7 million from our wealth management business, representing a 2.2% decrease from RMB881.8 million in the first half of 2024, mainly due to (i) a 3.5% decrease in total revenue generated from one-time commissions from RMB324.1 million for the six months ended June 30, 2024 to RMB312.8 million for the six months ended June 30, 2025, primarily due to reduced distribution of insurance products; (ii) a 3.3% decrease in total revenue generated from recurring service fees from RMB481.5 million for the six months ended June 30, 2024 to RMB465.7 million for the six months ended June 30, 2025, primarily due to a decrease in AUM associated with a decrease in existing private equity products in mainland China; and (iii) a 13.4% decrease in total revenue generated from other service fees from RMB65.1 million for the six months ended June 30, 2024 to RMB56.4 million for the six months ended June 30, 2025, primarily due to a reduction in value-added services provided to our clients. In the first half of 2025, we achieved an aggregate transaction value of RMB33.1 billion for the different types of investment products that we distributed, remaining stable compared to the six months ended June 30, 2024.

Asset Management Business

During the Reporting Period, we generated total revenue of RMB362.8 million from our asset management business, representing a 2.8% decrease compared to the six months ended June 30, 2024, mainly due to (i) a 1.4% decrease in recurring service fees in the six months ended June 30, 2025 which was effectively flat; and (ii) a 23.7% decrease in performance-based income in the six months ended June 30, 2025 compared to the same period in 2024, resulting from a decrease in income generated from domestic private equity products. Despite these challenges, through Gopher Asset Management, one of our Consolidated Affiliated Entities, and Olive Asset Management, a wholly-owned subsidiary of the Company, our AUM slightly decreased by 5.8% from RMB154.0 billion as of June 30, 2024 to RMB145.1 billion as of June 30, 2025, among which our overseas AUM reached RMB41.4 billion, representing an increase of 5.9% compared to RMB39.1 billion as of June 30, 2024, primarily driven by new fundraising of our actively managed USD products.

As of June 30, 2025, we maintained a sound capital structure with total assets of RMB11.7 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to full compliance with all relevant laws and regulations that had a material impact on our business, such as the SFO, the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), and the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong), among others.

Business Review and Outlook

Domestic Business Performance and Strategy

Domestically, our business continued to be impacted by a complex macroeconomic environment in China, with varied sectoral performance and continued structural adjustments. Our revenue contracted modestly during the Reporting Period as compared to the same period in 2024, despite a significant decrease from distribution of insurance products due to intensified market competition we faced as we continue to invest in building our commission-only broker team; the impact was partially offset by an increase of 9.6% in contribution from public securities products. While contributions from private equity products declined by 12.7%, they performed better than expected, supported by the fact that some of the funds gradually extended their terms.

Operating within China's evolving economic landscape, we maintained disciplined execution of our domestic strategy despite persistent headwinds. Ongoing challenges in the property sector and cautious consumer sentiment created a complex environment for wealth management services. However, we view this period of consolidation as an opportunity to consolidate and reinforce our operational foundation for future growth. Our domestic operations benefited from the cost optimization initiatives implemented in late 2024, resulting in an 11.2% year-over-year reduction in operating expenses. Going forward, we remain focused on cost control, innovative client acquisition strategies, and operational restructuring to improve efficiency.

Looking ahead, we believe the growing sophistication of global Chinese investors and their increasing demand for diversified investment solutions align well with our evolving product suite. We continue to invest in talent development and technology infrastructure to ensure readiness to capture emerging opportunities. As domestic capital market conditions continue improving, we expect our strong brand recognition and operational discipline to position us for sustainable growth over the long term.

Details of the development of our domestic business structured around three core segments during the Reporting Period are as follows:

Domestic public securities

Domestic public securities, operating under the **Noah Upright** brand, is the business that distributes mutual funds and private secondary products. During the Reporting Period, this segment concentrated on developing an "online-first, offline-supported" business model, with the goal of facilitating global asset allocation through RMB-denominated products. Following policy incentives introduced in September 2024, the A-share and Hong Kong markets continued showing strong performance, driving a year-over-year increase of over 75% in transaction value contributed by the segment, primarily driven by a more than 180% increase in fundraising for our RMB-denominated private secondary products during the first half of 2025. Looking ahead, we believe sustained capital market activity and continued policy support will create new opportunities for client acquisition, enabling us to further expand our market share.

Business Review and Outlook

Domestic asset management

Domestic asset management, operating under the **Gopher Asset Management** brand, is the business that manages RMB-denominated private equity funds and private secondary products. The focus remains on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in the first half of 2025, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings and growing our secondary market. These efforts aim to offset – and ultimately exceed – the impact of the declining management fee base from maturing onshore products.

Domestic insurance

Domestic insurance, operating under the **Glory** brand, is the business that distributes insurance products, consisting mainly of life and health insurance products. In the first half of 2025, revenue from this segment was impacted by adjustments to our sales team structure and a strategic shift in product focus. While the transition to a new model will require time to be reflected in our financial results, we believe this restructuring positions the business for long-term, stable growth. Looking ahead, we will prioritize the recruitment of commission-only brokers to drive the delivery of comprehensive family succession planning services, further strengthening this segment's future potential.

Overseas Business Expansion and Vision

At the end of 2024, we executed a clear strategic vision to expand our global presence, and in the first half of 2025, we achieved considerable progress. Overseas revenue accounted for 48% of total net revenue in the first half of 2025, representing a year-over-year increase. This was primarily driven by contributions from our exclusive alternative investment products, which rose 18.9% compared to the same period last year.

To meet the evolving needs of a growing global client base, we continue to offer a comprehensive suite of products denominated in both RMB and USD. Our competitive edge is anchored in an extensive network of esteemed product and investment partners worldwide, enabling us to continuously enhance our portfolio of high-quality, exclusive alternative investment solutions. Building on this strong foundation, the Group will strategically venture into frontier non-traditional asset ecosystems to capture new growth opportunities and further diversify our value proposition.

Through strategic expansion in key markets such as Singapore, Japan, and Hong Kong, we have transformed ARK into a truly global wealth management platform. We intend to ride on this momentum by pursuing quality opportunities in new markets, including the U.S. and Canada, while continuing to develop more innovative products in both RMB and USD, and deepening local expertise in the jurisdictions we operate.

Our overseas operations are structured into three core segments:

Business Review and Outlook

Overseas wealth management

Overseas wealth management, operating under the **ARK Wealth Management** brand, is the business that provides offline and online wealth management services.

As of June 30, 2025, our overseas registered clients exceeded 18,800, representing a 13.0% year-over-year increase. The number of active clients surpassed 3,600, representing a 12.5% year-over-year increase. Our overseas AUA, including distributed products, reached US$9.1 billion, reflecting a 6.6% increase compared to the same period last year. Looking ahead, we will continue to deepen our coverage in these key markets while expanding our client base through both existing relationships and new client acquisition. To cater to the diverse needs and preferences of our clientele, we will design and introduce tailored suites of investment products aligned with a range of thematic strategies.

Overseas asset management

Overseas asset management, operating under the **Olive Asset Management** brand, is the business that manages USD-denominated private equity funds and private secondary products. Over the past two and a half years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds.

In the first half of 2025, fundraising for hedge funds and structured products reached US$420 million, representing a 282.0% year-over-year increase. We raised US$340 million in USD-denominated private equity and private credit funds, representing a 0.8% year-over-year increase. As of June 30, 2025, our actively managed overseas AUM reached US$41.4 billion, representing an increase of 5.9% compared to the same period last year. Moving forward, we will continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services, operating under the **Glory Family Heritage** brand, is the business that provides comprehensive overseas services such as insurance, trust services and other services.

In recent years, competition in the overseas insurance market – particularly in Hong Kong – has intensified, resulting in a decline in revenue from this segment in the first half of 2025. In response, we are actively exploring new business models and expanding our insurance offerings beyond Hong Kong to other international markets. We are also investing in the recruitment of licensed, commission-only brokers to enhance our client acquisition efforts. By the end of 2025, Glory Family Heritage aims to establish a team of 150 self-employed, commission-based brokers to catalyze the next phase of client growth for this segment.

Business Review and Outlook

Business Outlook

We believe the operational adjustments implemented throughout 2024 and early 2025 are beginning to yield meaningful results. The successful establishment of our global headquarters in Singapore and the rapid growth of our overseas business validate our strategic direction and position us well for the future. Looking ahead, we remain firmly focused on three key areas:

First, we will continue expanding our client base. Domestically, improving market conditions and industry consolidation create opportunities to serve clients seeking established, trusted wealth management partners. Overseas, we continue to see considerable untapped potential, particularly in jurisdictions with large populations of global Chinese HNW investors who remain underserved by local institutions where they live. We are actively exploring opportunities in new markets, including the U.S. and Canada. At the same time, we continue to invest in building a team of commission-only brokers to drive the turnaround of our insurance businesses.

Second, we will enhance our product offerings and investment capabilities to better serve our increasingly diverse client base. The road to achieving this is multifaceted, but is ultimately rooted in our "Global Network, Local Depth" approach – leveraging our presence across multiple jurisdictions to source best-in-class investment opportunities globally, while maintaining deep local market expertise. As our client base continues to expand, we will diversify our suite of offerings and enhance our global investment and asset-allocation frameworks to offer more competitive portfolios and strategic allocations. In the primary market, we will reinforce our distinctive ecosystem of product and investment partners – broadening our catalog, crafting bespoke investment approaches and securing exclusive opportunities. In the secondary market, we will leverage our global research and investment expertise to identify leading strategies from top-tier fund managers, strengthening our capacity to deliver robust, resilient asset-allocation solutions.

Third, we remain committed to maintaining operational excellence while pursuing growth remains paramount. Our cost reduction measures have played an instrumental role in navigating the current economic landscape, and we believe they provide a solid foundation for margin expansion as revenue rebounds.

Looking ahead, with our strengthened operational foundation, clear strategic focus, robust balance sheet, and healthy cash reserves, we remain confident in our ability to deliver sustainable growth and create lasting value for our clients and shareholders.

Management Discussion and Analysis

Revenues

Historically, our revenues were derived from three business segments: wealth management, asset management and other services. Following a comprehensive evaluation of the nature of the Company's evolving business operations and recent organizational adjustments, management has determined that a new segmentation approach adopted since the fourth quarter of 2024 has also been utilized to present management's understanding of the financial performance and strategic progress of each business segment. As a result, besides representing our revenue under the traditional three business segments, the Company also discloses the Company's revenues and operational costs and expenses for each of its six domestic and overseas business segments as well as headquarters in this analysis. This refined segmentation approach is designed to enhance resource allocation, provide investors with insights into the Company's financial performance across its diverse business segments, and ensure alignment with the Company's long-term strategic objectives. For the Reporting Period, the same disclosure approach will be implemented.

	For the Six Months Ended June 30,		
	2024	**2025**	Change
	(Unaudited)	**(Unaudited)**	(%)
	(RMB in thousands)		
Revenues:			
Wealth management business:			
One-time commissions	324,061	**312,759**	(3.5%)
Recurring service fees	481,518	**465,676**	(3.3%)
Performance-based income	11,082	**27,878**	151.6%
Other service fees	65,093	**56,368**	(13.4%)
Total revenue for wealth management business	881,754	**862,681**	(2.2%)
Asset management business:			
One-time commissions	44	**1,880**	4172.7%
Recurring service fees	342,010	**337,100**	(1.4%)
Performance-based income	31,218	**23,830**	(23.7%)
Total revenue for asset management business	373,272	**362,810**	(2.8%)
Other businesses:			
Other service fees	19,817	**29,231**	47.5%
Total revenue for other business	19,817	**29,231**	47.5%
Total revenues	1,274,843	**1,254,722**	(1.6%)

Our total revenue decreased by 1.6% from RMB1,274.8 million for the six months ended June 30, 2024 to RMB1,254.7 million for the six months ended June 30, 2025. The decrease in total revenues was primarily due to a decrease in recurring service fees from private equity products in mainland China.

Management Discussion and Analysis

Wealth Management Business

For the wealth management business, our total revenue decreased by 2.2% from RMB881.8 million for the six months ended June 30, 2024 to RMB862.7 million for the six months ended June 30, 2025. Our transaction value remained stable at RMB33.1 billion for the six months ended June 30, 2025 as compared to RMB33.3 billion for the six months ended June 30, 2024.

- Total revenue from one-time commissions decreased by 3.5% from RMB324.1 million for the six months ended June 30, 2024 to RMB312.8 million for the six months ended June 30, 2025, primarily due to a decrease in distribution of insurance products.

- Total revenue from recurring service fees decreased by 3.3% from RMB481.5 million for the six months ended June 30, 2024 to RMB465.7 million for the six months ended June 30, 2025, primarily due to a decrease in recurring service fees generated from domestic private equity products.

- Total revenue from performance-based income increased by 151.6% from RMB11.1 million for the six months ended June 30, 2024 to RMB27.9 million for the six months ended June 30, 2025, primarily due to an increase in performance-based income from private secondary products.

- Total revenue from other service fees decreased by 13.4% from RMB65.1 million for the six months ended June 30, 2024 to RMB56.4 million for the six months ended June 30, 2025, primarily due to a reduction in value-added services that we offered to our HNW clients.

Asset Management Business

For the asset management business, our total revenue decreased by 2.8% from RMB373.3 million for the six months ended June 30, 2024 to RMB362.8 million for the six months ended June 30, 2025. Our AUM slightly decreased by 5.8%, from RMB154.0 billion as of June 30, 2024 to RMB145.1 billion as of June 30, 2025.

- Total revenue from one-time commissions increased significantly from RMB44,000 for the six months ended June 30, 2024 to RMB1.9 million for the six months ended June 30, 2025, mainly due to an increase in distribution of private secondary products domestically.

- Total revenue from recurring service fees slightly decreased by 1.4% from RMB342.0 million for the six months ended June 30, 2024 to RMB337.1 million for the six months ended June 30, 2025, mainly due to a decrease in recurring service fees generated from domestic private equity products.

- Total revenue from performance-based income decreased by 23.7% from RMB31.2 million for the six months ended June 30, 2024 to RMB23.8 million for the six months ended June 30, 2025, primarily due to a decrease in performance-based income from private equity products domestically.

Other Businesses

For other businesses, our total revenue was RMB29.2 million for the six months ended June 30, 2025, representing a 47.5% increase from RMB19.8 million for the six months ended June 30, 2024, primarily due to an increase in other revenues relating to our suspended lending business.

Management Discussion and Analysis

The details in relation to our revenues generated under the refined segmentation approach are set forth as follows.

	For the Six Months Ended June 30,		
	2024 (Unaudited)	**2025 (Unaudited)**	Change (%)
	(RMB in thousands)		
Revenues:			
Domestic public securities[1]			
One-time commissions	13,173	**35,497**	169.5%
Recurring service fees	218,171	**195,801**	(10.3%)
Performance-based income	6,547	**29,487**	350.4%
Total revenue for domestic public securities	237,891	**260,785**	9.6%
Domestic asset management[2]			
One-time commissions	1,220	**381**	(68.8%)
Recurring service fees	378,554	**342,631**	(9.5%)
Performance-based income	13,822	**1,353**	(90.2%)
Total revenue for domestic asset management	393,596	**344,365**	(12.5%)
Domestic insurance[3]			
One-time commissions	30,616	**13,673**	(55.3%)
Total revenue for domestic insurance	30,616	**13,673**	(55.3%)
Overseas wealth management[4]			
One-time commissions	220,448	**176,694**	(19.8%)
Recurring service fees	67,813	**79,303**	16.9%
Other service fees	40,806	**35,403**	(13.2%)
Total revenue for overseas wealth management	329,067	**291,400**	(11.4%)
Overseas asset management[5]			
One-time commissions	8,489	**14,318**	68.7%
Recurring service fees	158,253	**185,041**	16.9%
Performance-based income	21,931	**20,868**	(4.8%)
Total revenue for Overseas asset management	188,673	**220,227**	16.7%
Overseas insurance and comprehensive services[6]			
One-time commissions	50,159	**74,076**	47.7%
Other service fees	17,490	**15,172**	(13.3%)
Total revenue for overseas insurance and comprehensive	67,649	**89,248**	31.9%
Headquarters[7]			
Recurring service fees	737	**–**	N.A.
Other service fees	26,614	**35,024**	31.6%
Total revenue for headquarters	27,351	**35,024**	28.1%
Total revenues	1,274,843	**1,254,722**	(1.6%)

Management Discussion and Analysis

Notes:

(1)   Operates under the Noah Upright brand.

(2)   Operates under the Gopher Asset Management brand.

(3)   Operates under the Glory brand.

(4)   Operates under the ARK Wealth Management brand.

(5)   Operates under the Olive Asset Management brand.

(6)   Operates under the Glory Family Heritage brand.

(7)   Headquarters reflects revenue generated from corporate operations at the Company's headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments.

Domestic public securities

Domestic public securities is the business that distributes mutual funds and private secondary products. Our total revenue increased by 9.6% from RMB237.9 million for the six months ended June 30, 2024 to RMB260.8 million for the six months ended June 30, 2025. The change was primarily due to an increase in one-time commissions generated from distribution of private secondary products and an increase in performance-based income from private secondary products.

Domestic asset management

Domestic asset management is the business that manages RMB-denominated private equity funds and private secondary products. Our total revenue decreased by 12.5% from RMB393.6 million for the six months ended June 30, 2024 to RMB344.4 million for the six months ended June 30, 2025. The change was primarily due to a decrease in private equity products AUM in mainland China.

Domestic insurance

Domestic insurance is the business that distributes insurance products, consisting mainly of life and health insurance products. Our total revenue decreased by 55.3% from RMB30.6 million for the six months ended June 30, 2024 to RMB13.7 million for the six months ended June 30, 2025. The change was primarily due to a decrease in distribution of domestic insurance products.

Overseas wealth management

Overseas wealth management is the business that provides offline and online wealth management services. Our total revenue decreased by 11.4% from RMB329.1 million for the six months ended June 30, 2024 to RMB291.4 million for the six months ended June 30, 2025. The change was primarily due to a decrease in allocated commission gained from distribution of overseas insurance products.

Management Discussion and Analysis

Overseas asset management

Overseas asset management is the business that manages USD-denominated private equity funds and private secondary products. Our total revenue increased by 16.7% from RMB188.7 million for the six months ended June 30, 2024 to RMB220.2 million for the six months ended June 30, 2025. The change was primarily due to an increase in one-time commissions and recurring service fees generated from distribution of overseas investment products managed by Olive Asset Management.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services is the business that provides comprehensive overseas services such as insurance, trust services and other services. Our total revenue increased by 31.9% from RMB67.6 million for the six months ended June 30, 2024 to RMB89.2 million for the six months ended June 30, 2025. The change was primarily due to an increase in allocated commission gained from distribution of overseas insurance products by commission-only brokers.

Headquarters

Headquarters reflects revenue generated from corporate operations at the Company's headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Our total revenue increased by 28.1% from RMB27.4 million for the six months ended June 30, 2024 to RMB35.0 million for the six months ended June 30, 2025. The change was primarily due to more value-added services that we offered to our HNW clients.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

Our operating costs and expenses decreased by 11.2% from RMB1,009.9 million for the six months ended June 30, 2024 to RMB897.1 million for the six months ended June 30, 2025, which was primarily due to our cost control strategy on employee compensation and a decrease in one-off expense Gopher paid to one of its funds as general partner.

Management Discussion and Analysis

The details in relation to the operating costs and expenses under the traditional segmentation approach for the six months ended June 30, 2024 and 2025 are set forth as follows, facilitating investors' comprehensive understanding of the Company's operational and financial trends in terms of costs and expenses during the Reporting Period.

	For the Six Months Ended June 30,		
	2024 (Unaudited)	**2025 (Unaudited)**	Change *(%)*
	(RMB in thousands)		
Wealth management	747,550	**654,642**	(12.4%)
Asset management	201,272	**149,745**	(25.6%)
Other businesses	61,066	**92,674**	51.8%
Total operating costs and expenses	1,009,888	**897,061**	(11.2%)

Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 12.4% from RMB747.6 million for the six months ended June 30, 2024 to RMB654.6 million for the six months ended June 30, 2025, primarily due to lower traveling expenses and our cost control strategy on employee compensation.

Asset Management Business

For the asset management business, our operating costs and expenses decreased by 25.6% from RMB201.3 million for the six months ended June 30, 2024 to RMB149.7 million for the six months ended June 30, 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Other Businesses

For other businesses, our operating costs and expenses for the six months ended June 30, 2025 were RMB92.7 million, representing a 51.8% increase from RMB61.1 million for the six months ended June 30, 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

In line with the presentation of revenues under the refined segmentation approach, our operating costs and expenses are also presented under this structure to offer a comprehensive view of the cost and expense profile of each business segment.

Management Discussion and Analysis

	For the Six Months Ended June 30,		
	2024	**2025**	Change
	(Unaudited)	**(Unaudited)**	*(%)*
	(RMB in thousands)		
Domestic public securities	95,028	**56,399**	(40.7%)
Domestic asset management	114,546	**53,117**	(53.6%)
Domestic insurance	82,413	**36,936**	(55.2%)
Overseas wealth management	287,249	**205,562**	(28.4%)
Overseas asset management	45,784	**57,482**	25.6%
Overseas insurance and comprehensive services	38,523	**56,724**	47.2%
Headquarters	346,345	**430,841**	24.4%
Total operating costs and expenses	1,009,888	**897,061**	(11.2%)

Domestic public securities

For the domestic public securities, our operating costs and expenses decreased by 40.7% from RMB95.0 million for the six months ended June 30, 2024 to RMB56.4 million for the six months ended June 30, 2025. The change was primarily due to a decrease in relationship manager compensation.

Domestic asset management

For the domestic asset management, our operating costs and expenses decreased by 53.6% from RMB114.5 million for the six months ended June 30, 2024 to RMB53.1 million for the six months ended June 30, 2025. The change was primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Domestic insurance

For the domestic insurance, our operating costs and expenses decreased by 55.2% from RMB82.4 million for the six months ended June 30, 2024 to RMB36.9 million for the six months ended June 30, 2025. The change was consistent with the decline in revenue from domestic insurance business.

Overseas wealth management

For the overseas wealth management, our operating costs and expenses decreased by 28.4% from RMB287.2 million for the six months ended June 30, 2024 to RMB205.6 million for the six months ended June 30, 2025. The change was primarily due to a decrease in other compensation and a decrease in general marketing activities.

Overseas asset management

For the overseas asset management, our operating costs and expenses increased by 25.6% from RMB45.8 million for the six months ended June 30, 2024 to RMB57.5 million for the six months ended June 30, 2025. The change is consistent with the growth in revenues from overseas investment products managed by Olive Asset Management.

Management Discussion and Analysis

Overseas insurance and comprehensive services

For the overseas insurance and comprehensive services, our operating costs and expenses increased by 47.2% from RMB38.5 million for the six months ended June 30, 2024 to RMB56.7 million for the six months ended June 30, 2025. The change was primarily due to higher other operating expenses relating to overseas insurance business.

Headquarters

For the headquarters, our operating costs and expenses increased by 24.4% from RMB346.3 million for the six months ended June 30, 2024 to RMB430.8 million for the six months ended June 30, 2025. The change was primarily due to an increase in provision for credit losses related to the suspended lending business.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income. Our total compensation and benefits decreased by 12.0% from RMB685.8 million for the six months ended June 30, 2024 to RMB603.2 million for the six months ended June 30, 2025, primarily due to our cost control strategy on employee compensation.

For the wealth management business, our compensation and benefits decreased by 10.9% from RMB540.3 million for the six months ended June 30, 2024 to RMB481.7 million for the six months ended June 30, 2025. During the Reporting Period, our relationship manager compensation decreased by 6.9% compared to the same period in 2024, aligning with the decreases in one-time commissions. Our other compensation decreased by 14.6% compared to the six months ended June 30, 2024, primarily due to our cost control strategy on employee compensation.

For the asset management business, our compensation and benefits decreased by 13.9% from RMB124.1 million for the six months ended June 30, 2024 to RMB106.9 million for the six months ended June 30, 2025, primarily due to our cost control strategy on employee compensation.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. Our selling expenses decreased by 8.7% from RMB124.2 million for the six months ended June 30, 2024 to RMB113.4 million for the six months ended June 30, 2025, primarily due to lower traveling expenses incurred.

For the wealth management business, our selling expenses decreased by 14.0% from RMB90.9 million for the six months ended June 30, 2024 to RMB78.2 million for the six months ended June 30, 2025, primarily due to lower traveling expenses incurred.

Management Discussion and Analysis

For the asset management business, our selling expenses during the six months ended June 30, 2025 were RMB24.4 million, which was effectively flat as compared to RMB24.2 million for the six months ended June 30, 2024.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others. Our general and administrative expenses decreased by 10.2% from RMB151.0 million for the six months ended June 30, 2024 to RMB135.6 million for the six months ended June 30, 2025, primarily due to lower legal expenses incurred in the first half of 2025.

For the wealth management business, our general and administrative expenses decreased by 9.2% from RMB97.2 million for the six months ended June 30, 2024 to RMB88.3 million for the six months ended June 30, 2025, primarily due to lower legal expenses incurred in the first half of 2025.

For the asset management business, our general and administrative expenses decreased by 9.2% from RMB33.0 million for the six months ended June 30, 2024 to RMB29.9 million for the six months ended June 30, 2025.

Provision for or Reversal of Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets. We recorded provision for credit losses amounting to RMB44.0 million during the Reporting Period, while recorded reversal credit losses of RMB0.4 million for the six months ended June 30, 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

For the wealth management business, our provision for credit losses for the six months ended June 30, 2025 was RMB6.3 million compared to the provision for credit losses of RMB4.7 million for the six months ended June 30, 2024, primarily due to an increase in the provision for losses related to accounts receivables.

For the asset management business, our reversal of credit losses for the six months ended June 30, 2025 was RMB0.1 million, while we recorded provision for credit losses of RMB0.9 million for the six months ended June 30, 2024. The change was primarily attributable to an increase in expected collection of our accounts receivables.

For other businesses, our provision for credit losses for the six months ended June 30, 2025 was RMB37.8 million, while reversal of credit losses was RMB6.0 million for the six months ended June 30, 2024. The change was mainly related to an increase in provision for credit losses related to the suspended lending business.

Management Discussion and Analysis

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees. Our other operating expenses decreased by 61.6% from RMB63.2 million for the six months ended June 30, 2024 to RMB24.3 million for the six months ended June 30, 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner in the first half of 2025.

For the wealth management business, our other operating expenses decreased by 24.7% from RMB23.8 million for the six months ended June 30, 2024 to RMB17.9 million for the six months ended June 30, 2025, primarily driven by lower other operating expenses relating to trust business.

For the asset management business, our reversal of other operating expenses for the six months ended June 30, 2025 was RMB5.7 million, while other operating expenses for the six months ended June 30, 2024 were RMB23.5 million. The change was primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner in the first half of 2025.

For other businesses, our other operating expenses decreased by 24.2% from RMB15.9 million for the six months ended June 30, 2024 to RMB12.0 million for the six months ended June 30, 2025, primarily due to lower other operating expenses relating to suspended lending business.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses. Our government subsidies increased by 68.9% from RMB13.9 million for the six months ended June 30, 2024 to RMB23.4 million for the six months ended June 30, 2025, primarily due to an increase in government subsidies received from local governments.

For the wealth management business, our government subsidies increased by 90.2% from RMB9.3 million for the six months ended June 30, 2024 to RMB17.7 million for the six months ended June 30, 2025, primarily due to an increase in government subsidies received from local governments during the Reporting Period.

For the asset management business, our government subsidies increased by 27.6% from RMB4.4 million for the six months ended June 30, 2024 to RMB5.7 million for the six months ended June 30, 2025, primarily due to an increase in government subsidies received from local governments in the first half of 2025.

Income from Operations

As a result of the foregoing, our income from operations increased by 35.8% from RMB255.5 million for the six months ended June 30, 2024 to RMB347.0 million for the six months ended June 30, 2025. The increase in income from operations was primarily due to our cost control strategy on employee compensation which led to a 12.0% decrease in employee compensation as well as a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Management Discussion and Analysis

Other Income

Our total other income decreased by 40.2% from RMB116.9 million for the six months ended June 30, 2024 to RMB69.9 million for the six months ended June 30, 2025. The decrease in other income was primarily attributable to unrealized loss from fair value changes on certain equity investments.

Income (Loss) from Equity in Affiliates

Our income from equity in affiliates was RMB35.7 million for the six months ended June 30, 2025, compared with loss from equity in affiliates of RMB53.9 million for the six months ended June 30, 2024. The increase in income from equity in affiliates was primarily due to an increase in fair value of the funds that Gopher managed and co-invested in.

Net Income

As a result of the foregoing, our net income increased by 39.4% from RMB235.6 million for the six months ended June 30, 2024 to RMB328.4 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the Reporting Period was for operating, investing and financing activities. As of June 30, 2025, we had RMB3,821.8 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of June 30, 2025, our cash and cash equivalents of RMB8.6 million were held by the consolidated funds, which although not legally restricted, are not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the six months ended June 30, 2025.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of June 30, 2025, we did not pledge any assets (as of December 31, 2024: nil).

Management Discussion and Analysis

Future Plans for Material Investments or Capital Assets

As of June 30, 2025, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2025, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 17.7% (as of December 31, 2024: 15.0%).

Accounts Receivable

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of June 30, 2025, 89.6% of the balance of our accounts receivable was within one year (as of December 31, 2024: 89.9%).

Accounts Payable

As of June 30, 2025, the Group had no trade payables (as of December 31, 2024: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Management Discussion and Analysis

Contingent Liabilities

As of June 30, 2025, we had contingent liabilities of RMB467.3 million in relation to the unsettled Camsing Incident (as of December 31, 2024: RMB476.1 million). For further details, please refer to Note 15 to the condensed consolidated financial statements in this interim report.

Save as disclosed above and in "Material Litigation" in the section headed "Other Information" in this interim report, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of June 30, 2025.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB48.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB34.7 million). Such an increase was primarily driven by our renovation and upgrade of our headquarters in Hong Kong. As of June 30, 2025, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2024: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of June 30, 2025 (as of December 31, 2024: nil).

Employees and Remuneration

As of June 30, 2025, the Company had a total of 1,908 employees. The following table sets out the breakdown of our full-time employees by function as of June 30, 2025:

Function	Number of Employees	% of Total
PRC		
Domestic public securities	294	15.4
Domestic asset management	207	10.8
Domestic insurance	51	2.7
Overseas		
Overseas wealth management	179	9.4
Overseas asset management	106	5.6
Overseas insurance and comprehensive services	115	6.0
Headquarters		
Business development	537	28.1
Middle and back office support	419	22.0
Total	**1,908**	**100.0**

Management Discussion and Analysis

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company's circular dated November 14, 2022.

Other Information

Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of June 30, 2025, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares[1][2]	Approximate % of interest in issued Shares[3]
Ms. Jingbo Wang[4]	Beneficiary of a trust	69,011,755(L)	20.45%
Mr. Zhe Yin[5]	Beneficiary of a trust	17,480,335(L)	5.18%
Ms. Chia-Yue Chang[6]	Interest in controlled corporation	20,263,835(L)	6.00%
Mr. Boquan He[7]	Interest in controlled corporation	16,398,720(L)	4.86%
Ms. May Yihong Wu[8]	Beneficial owner	180,000(L)	0.05%

Notes:

(1)   The letter "L" denotes the person's long position in the Shares.

(2)   The number of Shares/underlying Shares in this column has taken the Share Subdivision into account.

(3)   The calculation is based on the total number of 337,540,826 ordinary shares (including treasury shares) in issue as of June 30, 2025.

(4)   Including 68,527,850 Shares and 483,905 underlying Shares wholly-owned and controlled by Jing Investors Co., Ltd. ("**Jing Investors**"), a BVI company wholly owned by Ark Trust (Singapore) Ltd. ("**Ark Trust (Singapore)**") in its capacity as trustee of the Norah Family Trust (the "**Trust**") constituted under the laws of Jersey, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang's wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a BVI company, which is in turn wholly owned by Ark Trust (Singapore), a professional trustee company. Ark Trust (Singapore) as trustee of the Trust has no power to dispose of the Shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid adverse impact on the reputation of Ark Trust (Singapore) or any of its associates. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the Shares held by Jing Investors.

(5)   Including 16,996,430 Shares and 483,905 underlying Shares held by Yin Investment Co., Ltd., a company incorporated in BVI and wholly owned by Rhythm Profit Investment Ltd., which in turn wholly owned by ARK Trust (Hong Kong) Limited as trustee of a trust that was established by Mr. Zhe Yin (as the settlor) for the benefit of Mr. Zhe Yin and his family. Mr. Zhe Yin was deemed to be interested in the Shares held by Yin Investment Co., Ltd.

(6)   Including 20,263,835 Shares and/or underlying Shares held by Jia Investment Co., Ltd., a company incorporated in BVI and controlled by Ms. Chia-Yue Chang. Ms. Chia-Yue Chang was deemed to be interested in the Shares held by Jia Investment Co., Ltd.

(7)   Including 16,398,720 Shares held by Quan Investment Co., Ltd., a company incorporated in BVI and controlled by Mr. Boquan He. Mr. Boquan He was deemed to be interested in the Shares held by Quan Investment Co., Ltd.

(8)   Including 180,000 Shares directly held by Ms. May Yihong Wu.

Other Information

Save as disclosed above, as of June 30, 2025, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of June 30, 2025, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares[1][2]	Approximate % of interest in issued Shares[3]
Jing Investors Co., Ltd.[4]	Beneficial owner	69,011,755(L)	20.45%
Ark Trust (Singapore) Limited[4]	Trustee	69,011,755(L)	20.45%
Magic Beams Enterprises Ltd.[4]	Interest in controlled corporation	69,011,755(L)	20.45%
Yiheng Capital Partners, L.P.[7]	Beneficial owner	33,598,610(L)	9.95%
Yiheng Capital Management, LP[7]	Interest in controlled corporation	33,598,610(L)	9.95%
Yuanshan Guo[7]	Interest in controlled corporation	33,598,610(L)	9.95%
FIL Limited[8]	Interest in controlled corporation	23,306,480(L)	6.90%
Pandanus Associates Inc.[8]	Interest in controlled corporation	23,306,480(L)	6.90%
Pandanus Partners L.P.[8]	Interest in controlled corporation	23,306,480(L)	6.90%
Jia Investment Co., Ltd.[6]	Beneficial owner	20,263,835(L)	6.00%
Ark Trust (Hong Kong) Limited[5]	Trustee	17,480,335(L)	5.18%
Rhythm Profit Investment Limited[5]	Interest in controlled corporation	17,480,335(L)	5.18%
Yin Investment Co., Ltd.[5]	Beneficial owner	17,480,335(L)	5.18%

Notes:

(1) to (6) Please refer to the notes (1) to (7) to the previous table.

(7)   Represents 33,598,610 Shares held by Yiheng Capital Partners, L.P., a Delaware limited partnership managed by Yiheng capital Management, LP, a Delaware Limited partnership. Mr. Yuanshan Guo is the managing member of Yiheng Capital Management, LP.

(8)   Represents 23,306,480 Shares held by FIL Limited and its direct and indirect subsidiaries. FIL Limited was controlled by Pandanus Partners L.P., a New Hampshire limited partnership, which was in turn wholly owned by Pandanus Associates Inc., a New Hampshire based U.S. corporation.

Other Information

Save as disclosed above, as of June 30, 2025, so far as was known to the Director, no person, other than the Directors and the chief executive whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

2022 Share Incentive Plan

The 2022 Share Incentive Plan was adopted by the Company on December 16, 2022 with effect from December 23, 2022. Further details of the 2022 Share Incentive Plan are set out in the circular of the Company dated November 14, 2022.

As of the beginning of the Reporting Period, nil share options granted under the 2022 Share Incentive Plan were outstanding. During the Reporting Period, nil share options has been granted, exercised, lapsed or cancelled under the 2022 Share Incentive Plan.

Details of movements of the RSUs granted under the 2022 Share Incentive Plan during the Reporting Period are as follows:

Category and name of grantees	Date of grant (U.S. Eastern Time)	Vesting Period	Unvested as of January 1, 2025	Granted	Cancelled	Lapsed	Vested[2]	Unvested as of June 30, 2025	Purchase price (US$ per Share)	Closing price of the Shares immediately before the date of grant[3] (US$ per Share)	Fair value[3][4] (US$ per Share)	Weighted average closing price[3][5] (US$ per share)
					Number of RSUs[1] During the Reporting Period							
Directors												
Jingbo Wang	December 29, 2023	(Note 6)	1,334	–	–	–	(443)	891	Nil	2.67	2.76	2.39
	March 29, 2024	(Note 7)	37,500	–	–	–	(12,500)	25,000	Nil	2.29[11]	2.29	2.03
	March 31, 2025	(Note 9)	–	30,000[10]	–	–	(7,500)	22,500	Nil	2.03	1.89	2.03
Zhe Yin	December 29, 2023	(Note 6)	1,334	–	–	–	(443)	891	Nil	2.67	2.76	2.39
	March 29, 2024	(Note 7)	37,500	–	–	–	(12,500)	25,000	Nil	2.29[11]	2.29	2.03
	March 31, 2025	(Note 9)	–	30,000[10]	–	–	(7,500)	22,500	Nil	2.03	1.89	2.03
Employees in aggregate												
	December 29, 2023	(Note 6)	36,155	–	–	(3,586)	(9,627)	22,942	Nil	2.67	2.76	2.13
	March 29, 2024	(Note 8)	569,510	–	–	(54,344)	(182,789)	332,377	Nil	2.29[11]	2.67	2.03
	December 20, 2024	(Note 8)	273,750	–	–	(27,375)	–	246,375	Nil	2.31	2.32	N.A.
			957,083	**60,000**	**–**	**(85,305)**	**(233,302)**	**698,476**				

Other Information

Notes:

(1)   Upon the Share Subdivision that came into effect on October 30, 2023, one RSU granted under the 2022 Share Incentive Plan entitles the grantee to acquire ten Shares.

(2)   Certain Shares issued under the share incentive plans of the Company before the date on which Primary Conversion became effective were utilized to satisfy the RSUs granted under the 2022 Share Incentive Plan upon vesting.

The numbers of RSUs vested are calculated in accordance with the respective vesting schedules of the grants under the 2022 Share Incentive Plan. There might be discrepancies between the RSUs vested during the Reporting Period and those actually settled as the settlement process could take several days, particularly when the vesting date fell on a non-business day.

(3)   The closing price, weighted average closing price or fair value in this column has taken the Share Subdivision into account (where applicable).

(4)   The fair value in this column refers to the fair value of RSUs at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 14 to the condensed consolidated financial statements.

(5)   The weighted average closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the RSUs were vested.

(6)   The RSUs granted by the Company on December 29, 2023 were divided into three batches subject to different vesting arrangements, including:

(a)   RSUs I: 100% shall vest on the date of grant, provided that such vested RSUs and/or the underlying Shares and ADSs shall be subject to a 12-month lock-up period starting from the date of grant, during which no RSUs, the underlying Shares and ADSs and/or any interests thereof shall be assigned, transferred, or otherwise disposed of by the grantee;

(b)   RSUs II: (i) one-third (1/3) shall vest on the date of grant; and (ii) two-third (2/3) shall vest in 30 equal monthly installments (with each installment vesting at the end of each month) following the date of grant; and

(c)   RSUs III: (i) 25% shall vest on the first anniversary of the date of grant; and (ii) 75% shall vest in 36 equal monthly installments (with each installment vesting at the end of each month) following the first anniversary of the date of grant.

For details, please refer to the Company's announcement dated January 2, 2024.

(7)   For RSUs granted by the Company to Directors on March 29, 2024, the first 25% of the total RSUs were vested on June 12, 2024, being the date of the annual general meeting approving such grants, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 2, 2024 and the circular dated April 25, 2024.

(8)   For RSUs granted by the Company to employees on March 29, 2024 and December 20, 2024, the first 25% of the total RSUs shall vest on the date of the grant, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 2, 2024 and December 23, 2024, respectively.

(9)   For RSUs granted by the Company to Ms. Jingbo Wang and Mr. Zhe Yin on March 31, 2025, the first 25% of the total RSUs shall vest on the date of the grant, and the remaining 75% of the total RSUs shall vest three equal installments on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 1, 2025.

(10)   The performance of each of Ms. Jingbo Wang (as the chairwoman of the Board) and Mr. Zhe Yin (as a Director and the chief executive officer) for the year preceding each vesting date will also be assessed based on several key performance indicators with reference to the achievement of the overall financial and operational goals of the Group as determined by the Board, including (i) the overall financial position of the Group, such as the Group's total revenues and adjusted net income attributable to the Shareholders (non-GAAP) for the preceding year, and (ii) the overall operating conditions of the Group, such as the implementation of the business strategy and the achievement of the operational goal in relation to business development and expansion, with a focus on the growth and reputation of the Group, its overseas expansion and its industry ranking, and benchmarking the Company's key performance metrics against comparable companies in the same industry or with a listing on the Hong Kong Stock Exchange and/or NYSE or other comparable stock exchanges. In addition, Ms. Jingbo Wang and Mr. Zhe Yin shall also comply with the internal policies of the Company during the year preceding each vesting date and maintain a clean record.

(11)   The date of grant is a non-trading day for the Company's ADS traded on the New York Stock Exchange. For illustration purpose, the closing price of the ADSs on the trading day immediately prior to the date of grant (i.e. March 28, 2024 (U.S. Eastern Time)) was used to present the market price of the ADSs, which is US $11.43 per ADS.

Other Information

The number of share options and awards available for grant under the scheme mandate limit and the service provider sublimit at the beginning and the end of the Reporting Period are set out below:

	Scheme Mandate Limit		Service Provider Sublimit	
	Available for grant as of January 1, 2025	Available for grant as of June 30, 2025	Available for grant as of January 1, 2025	Available for grant as of June 30, 2025
Options and awards	15,303,350	15,556,400	600,000	600,000

The number of Shares that may be issued in respect of share options and awards granted under all schemes of the Company during the Reporting Period is 600,000, representing 0.17% the weighted average number of Shares in issue (excluding treasury Shares) for the Reporting Period (i.e. 349,281,037 Shares). Among the above 600,000 shares that may be issued, the Company issued 150,000 Shares to satisfy the RSUs granted under the 2022 Share Incentive Plan during the Reporting Period.

Purchase, Sale or Redemption of the Company's Listed Securities

On August 29, 2024, the Board authorized a share repurchase program (the "**Share Repurchase Program**"), under which the Company may repurchase up to US$50 million of its ADSs or Shares, effective on the same date. The authorized term for carrying out the Share Repurchase Program is two years. For further details of the Share Repurchase Program, please refer to the Company's announcement dated August 29, 2024.

During the Reporting Period, the Company repurchased a total of 739,834 ADSs on the NYSE (representing 3,699,170 Shares) for an aggregate consideration of US$6,639,063.37 (before expense). As of June 30, 2025, 1,352,536 ADSs (representing 6,762,680 Shares) repurchased by the Company were held in treasury and nil was cancelled. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

NYSE

Month in 2025 (U.S. Eastern Time)	No. of ADS repurchased	No. of Shares equivalent to the ADS	Highest price paid (per ADS)	Lowest price paid (per ADS)	Aggregate consideration paid (before expense)
			(US$)	(US$)	(US$)
March 2025	7,122	35,610	9.50	9.47	67,644.04
April 2025	620,407	3,102,035	9.49	7.80	5,509,111.04
May 2025	112,305	561,525	9.49	9.31	1,062,308.29
Total	739,834	3,699,170			6,639,063.37

The Company intends to use treasury shares for the purposes in compliance with the Hong Kong Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period.

Other Information

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Compliance with the Model Code for Securities Transactions by Directors

The Company had implemented the Management Control Measures on Material Non-Public Information and the Policy on Prohibition of Insider Dealing (the "**Code**") and on August 22, 2024, further adopted the Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Statement**") as an amendment to the Code. The Statement, with terms no less exacting than the Model Code, serves as the Company's own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Statement.

Specific enquiry has been made of all the Directors and the relevant employees, and they have confirmed that they have complied with the Model Code and the Statement during the Reporting Period.

Disclosure of Changes in Directors' Information Pursuant to Hong Kong Listing Rule 13.51B(1)

Since the date of the Company's 2024 annual report, certain changes in relation to the information of the Directors under Rule 13.51B(1) of the Hong Kong Listing Rules are as follows:

• Ms. Cynthia Jinhong Meng (孟晉紅), an independent Director, obtained the certificate of Advanced Management Program from Harvard Business School in November 2024.

Save as disclosed above, the Directors hereby confirm that no other information is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules since the date of the Company's 2024 annual report and as of the date of this interim report.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2025.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. Save for disclosed herein, there has been no change in the intended use of net proceeds as previously disclosed in the Prospectus, and the Company has utilized certain net proceeds and expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

Other Information

As of June 30, 2025, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Utilized amount as of January 1, 2025 (HK$ million)	Utilized amount for the six months ended June 30, 2025 (HK$ million)	Utilized amount as of June 30, 2025 (HK$ million)	Unutilized amount as of June 30, 2025 (HK$ million)	Expected time frame for unutilized amount
Fund the further development of our wealth management business	35%	110.5	110.5	–	110.5	–	–
Fund the further development our asset management business	15%	47.3	47.3	–	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	10.4	–	10.4	52.7	by the end of 2026[1]
Fund the investment in our in-house technology across all business lines	10%	31.6	31.6	–	31.6	–	–
Fund our overseas expansion	10%	31.6	31.6	–	31.6	–	–
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	31.6	–	31.6	–	–
Total	**100%**	**315.6**	**263.0**	**–**	**263.0**	**52.7**	**by the end of 2026[1]**

Notes:

(1)   As of the date of this interim report, there has been a delay in the expected timeline for certain uses of proceeds compared to the implementation plan as disclosed in our annual report for the year ended December 31, 2024. Such delay in use of proceeds is not material and mainly shown above as the delay in the expected time frame to fully use the portion of the net proceeds to fund the selective pursuit of potential investments as the Company considered it took longer time than expected to identify suitable investment targets.

(2)   The sum of the data may not add up to the total due to rounding.

As of June 30, 2025, all the unutilized net proceeds are held by the Company in short-term deposits with licensed banks or authorized financial institutions.

Other Information

Material Litigation

As of June 30, 2025, 109 investors' legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB358.5 million were still pending. As of the date of this interim report, the management of the Group has assessed, based on the Group's PRC legal adviser's advice, the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgment was related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd. (currently known as Shanghai Ziyan Car Leasing Service Co., Ltd.) (the "**Defendant**"), a subsidiary of the Company. The First Instance Court issued the judgment awarding the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Judgment**"). For further details, please refer to the Company's announcement dated December 12, 2022.

In late March 2024, the Group received the civil judgment on appeal (the "**Appellate Judgment**") from the High People's Court of Anhui Province, affirming the First-instance Judgment. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. Based on advice from the Company's PRC counsel to this civil lawsuit, the Company believed that the claim of the Plaintiff is without merit and is unfounded, and therefore subsequently applied for a retrial (the "**Retrial Petition**") to the Supreme People's Court of the PRC (the "**PRC Supreme Court**") with respect to the ruling in the Appellate Judgment.

In early January 2025, the Company received the civil judgment on the retrial (the "**Retrial Judgement**") from the PRC Supreme Court, which partially upheld the Company's Retrial Petition finding errors in the application of law in the original judgments, and accordingly revoked the First-instance Judgment and Appellate Judgment. Pursuant to the Retrial Judgement, the Company shall be held liable for 70% of the compensation of RMB99.0 million along with the corresponding interest losses. As the Group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Judgment prior to the issuance of the Appellate Judgment and the Retrial Judgement, the ruling in the Retrial Judgement is not expected to materially affect the Group's overall financial position in comparison to its financial position prior to the issuance of the Retrial Judgement.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the six months ended June 30, 2025, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Other Information

Settlement under the Settlement Plans

Reference is made to the 2024 annual report of the Company in relation to the settlement plans (the "**Settlement Plans**") regarding the Camsing Incident (as defined therein). The Settlement Plans include: (i) two RSU vesting plans (Plan A and Plan B) for the affected clients to choose from offered by the Company prior to the Listing Date (collectively, the "**Previous Settlement Plan**"), the offers under which was accepted by 595 out of 818 affected clients as of the Listing Date; and (ii) new settlement plan (the "**New Settlement Plan**") offered by the Company in 2024 so as to continue settling with the remaining 223 out of 818 affected clients (the "**Remaining Affected Clients**"), the offer under which was accepted by seven out of the Remaining Affected Clients as of June 30, 2025. The Company shall issue relevant Shares upon vesting of RSUs to the affected clients subject to the settlement pursuant to the issuance mandate granted, renewed or refreshed by the Shareholders at the annual general meeting(s) from time to time. During the Reporting Period, nil out of the Remaining Affected Clients had accepted the offer pursuant to the New Settlement Plan.

During the Reporting Period[1], (i) 17,833 RSUs involving 178,332 Shares (represented by 35,666 ADSs) have vested under the Previous Settlement Plan, and (ii) nil RSUs involving nil Shares (represented by nil ADSs) have vested under the New Settlement Plan.

As of June 30, 2025, 3,764,605 RSUs involving 37,646,050 Shares (represented by 7,529,210 ADSs) have been granted by the affected clients who accepted the offers under the Settlement Plans, among which 1,871,482 RSUs involving 18,714,816 Shares (represented by 3,742,963 ADSs) have vested and 1,893,123 RSUs involving 18,931,234 Shares (represented by 3,786,247 ADSs) were outstanding and yet to vest.

Since June 30, 2025 and as of the date of this interim report, (i) 3,997 RSUs involving 39,970 Shares (represented by 7,994 ADSs) have vested under the Previous Settlement Plan; (ii) 4,516 RSUs involving 45,162 Shares (represented by 9,032 ADSs) have vested under the New Settlement Plan; and (iii) one affected client accepted the offer under the New Settlement Plan with 5,772 RSUs involving 57,720 Shares (represented by 11,544 ADSs) granted to such client, among which, nil RSUs have vested.

Events after the Reporting Period

There were no significant events that might adversely affect the Group after June 30, 2025 and immediately before the date of this interim report.

---

1   The calculation of the number of vested RSUs under each of the Settlement Plans is based on the U.S. Eastern Time.

Other Information

Continuing Disclosure Obligations Pursuant to the Hong Kong Listing Rules

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. All references above to other sections, reports or notes in this interim report form part of this interim report.

Review of the Interim Results and Interim Report

The Audit Committee has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2025. In addition, the independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025 in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."

Approval of Interim Report

The interim report and the condensed consolidated financial statements of the Group for the six months ended June 30, 2025 were approved and authorized for issue by the Board on August 28, 2025.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong,
August 28, 2025

Report on Review of Condensed Consolidated Financial Statements

Deloitte.

德勤

To the Board of Directors Of Noah Holdings Private Wealth and Asset Management Limited
(incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Introduction

We have reviewed the condensed consolidated financial statements of Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**") set out on pages 38 to 93, which comprise the condensed consolidated balance sheet of the Group as of June 30, 2025 and the related condensed consolidated statement of operations, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows of the Group for the six-month period then ended, and notes to the condensed consolidated financial statements. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" ("**HKSRE 2410**") as issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with U.S. GAAP.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

August 28, 2025

Condensed Consolidated Balance Sheet

(Amount in Thousands, Except Share and Per Share Data)

	Notes	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Assets				
Current assets:				
Cash and cash equivalents		3,822,339	**3,821,846**	**533,509**
Restricted cash		8,696	**10,617**	**1,482**
Short-term investments (including short-term investments measured at fair value of RMB285,202 and RMB297,327 as of December 31, 2024 and June 30, 2025, respectively)	5	1,274,609	**1,602,362**	**223,681**
Accounts receivable, net of allowance for credit losses of RMB17,199 and RMB17,865 as of December 31, 2024 and June 30, 2025, respectively	4	473,490	**403,226**	**56,288**
Amounts due from related parties, net of allowance for credit losses of RMB7,484 and RMB7,387 as of December 31, 2024 and June 30, 2025, respectively	18	499,524	**591,977**	**82,637**
Loans receivable, net of allowance for credit losses of RMB74,059 and RMB79,570 as of December 31, 2024 and June 30, 2025, respectively	12	169,108	**122,658**	**17,122**
Other current assets, net of allowance for credit losses of nil and nil as of December 31, 2024 and June 30, 2025, respectively		226,965	**223,676**	**31,222**
Total current assets		6,474,731	**6,776,362**	**945,941**
Long-term investments (including long-term investments measured at fair value of RMB703,246 and RMB624,621 as of December 31, 2024 and June 30, 2025, respectively)	5	971,099	**712,155**	**99,413**
Investments in affiliates	7	1,373,156	**1,363,061**	**190,276**
Property and equipment, net	8	2,382,247	**2,346,487**	**327,557**
Operating lease right-of-use assets, net	13	121,115	**109,688**	**15,312**
Deferred tax assets	11	319,206	**317,124**	**44,269**
Other non-current assets, net of allowance for credit losses of RMB13,431 and RMB13,431 as of December 31, 2024 and June 30, 2025, respectively		137,291	**120,005**	**16,752**
Total Assets		11,778,845	**11,744,882**	**1,639,520**

Condensed Consolidated Balance Sheet

(Amount in Thousands, Except Share and Per Share Data)

	Notes	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Liabilities and Equity				
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Private Wealth and Asset Management Limited See Note 2(b))				
Accrued payroll and welfare expenses		412,730	324,621	45,315
Income tax payable		63,892	55,491	7,746
Deferred revenues		72,259	62,097	8,668
Dividend payable	20	–	550,000	76,777
Contingent liabilities	19	476,107	467,255	65,226
Other current liabilities	9	404,288	302,049	42,164
Total current liabilities		1,429,276	1,761,513	245,896
Deferred tax liabilities	11	246,093	242,254	33,817
Operating lease liabilities, non-current	13	75,725	69,597	9,715
Other non-current liabilities		15,011	9,755	1,362
Total Liabilities		1,766,105	2,083,119	290,790
Contingencies	19			
Shareholders' equity:				
Ordinary shares (US$0.00005 par value): 1,000,000,000 shares authorized, 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024 and 1,000,000,000 shares authorized, 337,540,826 shares issued and 329,154,476 shares outstanding as of June 30, 2025		113	114	16
Treasury stock		(53,345)	(101,539)	(14,174)
Additional paid-in capital		3,907,992	3,944,220	550,592
Retained earnings		5,904,540	5,682,080	793,188
Accumulated other comprehensive income		186,548	99,726	13,921
Total Noah Holdings Private Wealth And Asset Management Limited shareholders' equity		9,945,848	9,624,601	1,343,543
Non-controlling interests		66,892	37,162	5,187
Total Shareholders' Equity		10,012,740	9,661,763	1,348,730
Total Liabilities and Shareholders' Equity		11,778,845	11,744,882	1,639,520

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	2024 RMB (Unaudited)	2025 RMB (Unaudited)	2025 US$ (Unaudited)
		Six Months Ended June 30,		
Revenues:				
Revenues from others				
One-time commissions		313,149	**309,458**	**43,199**
Recurring service fees		306,634	**313,643**	**43,783**
Performance-based income		10,043	**27,878**	**3,892**
Other service fees		84,910	**85,599**	**11,949**
Total revenues from others		714,736	**736,578**	**102,823**
Revenues from funds Gopher/Olive[1] manages				
One-time commissions		10,956	**5,181**	**723**
Recurring service fees		516,894	**489,133**	**68,280**
Performance-based income		32,257	**23,830**	**3,327**
Total revenues from funds Gopher/Olive manages		560,107	**518,144**	**72,330**
Total revenues	2(e),10	1,274,843	**1,254,722**	**175,153**
Less: VAT related surcharges		(9,454)	**(10,627)**	**(1,483)**
Net revenues		1,265,389	**1,244,095**	**173,670**
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation		(275,800)	**(246,284)**	**(34,380)**
Other compensations		(409,995)	**(356,878)**	**(49,818)**
Total compensation and benefits		(685,795)	**(603,162)**	**(84,198)**
Selling expenses		(124,222)	**(113,383)**	**(15,828)**
General and administrative expenses		(151,018)	**(135,637)**	**(18,934)**
Reversal of (provision for) credit losses	2(g)	428	**(44,038)**	**(6,147)**
Other operating expenses, net		(63,153)	**(24,275)**	**(3,389)**
Government subsidies		13,872	**23,434**	**3,271**
Total operating cost and expenses		(1,009,888)	**(897,061)**	**(125,225)**
Income from operations		255,501	**347,034**	**48,445**

Condensed Consolidated Statement of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	Six Months Ended June 30,		
		2024	2025	2025
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Other income:				
Interest income		88,772	66,306	9,256
Investment income (loss)		15,585	(7,668)	(1,070)
Other income		1,107	11,310	1,579
Reversal of settlement expense		11,476	–	–
Total other income		116,940	69,948	9,765
Income before taxes and income from equity in affiliates		372,441	416,982	58,210
Income tax expense	11	(82,943)	(124,295)	(17,351)
(Loss) income from equity in affiliates		(53,942)	35,669	4,979
Net income		235,556	328,356	45,838
Less: net income attributable to non-controlling interests		4,278	816	114
Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		231,278	327,540	45,724
Net income per share:	3			
Basic		0.66	0.94	0.13
Diluted		0.66	0.93	0.13
Weighted average number of shares used in computation:				
Basic		350,183,620	349,281,037	349,281,037
Diluted		350,816,527	351,937,458	351,937,458

Note 1: Gopher/Olive refers to the Group's subsidiaries and consolidated variable interest entities ("VIEs") under the brands Gopher Asset Management and Olive Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income

(Amount in Thousands)

	Note	2024 RMB (Unaudited)	2025 RMB (Unaudited)	2025 US$ (Unaudited)
		Six Months Ended June 30,		
Net income		235,556	328,356	45,838
Other comprehensive income, net of tax				
Foreign currency translation adjustments	2(f)	82,683	(87,598)	(12,228)
Fair value fluctuation of available-for-sale investments		–	469	65
Total other comprehensive income, net of tax		82,683	(87,129)	(12,163)
Comprehensive income		318,239	241,227	33,675
Less: comprehensive income attributable to non-controlling interests		3,018	509	71
Comprehensive income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		315,221	240,718	33,604

The accompanying note is an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Ordinary Shares Shares[2]	RMB[1]	Treasury Stock Shares	RMB	Additional Paid-in Capital RMB	Retained Earnings RMB	Accumulated Other Comprehensive Income (Loss) RMB	Total Noah Holdings Limited Shareholders' Equity RMB	Non-controlling Interests RMB	Total Shareholders' Equity RMB
Balance at January 1, 2024										
(Audited)	326,307,330	110	–	–	3,798,662	6,436,946	74,616	10,310,334	117,229	10,427,563
Net income	–	–	–	–	–	231,278	–	231,278	4,278	235,556
Dividend recognized as distribution										
(Note 20)	–	–	–	–	–	(1,018,000)	–	(1,018,000)	–	(1,018,000)
Share-based compensation	–	–	–	–	58,479	–	–	58,479	–	58,479
Ordinary shares issued for settlement,										
net (Note 15)	358,978	–	–	–	6,885	–	–	6,885	–	6,885
Ordinary shares issued for vesting										
of restricted shares, net of withheld										
for employee taxes	2,364,110	1	–	–	(5,939)	–	–	(5,938)	–	(5,938)
Other comprehensive income (loss) –										
foreign currency translation										
adjustments	–	–	–	–	–	–	83,943	83,943	(1,260)	82,683
Distributions to non-controlling										
interests	–	–	–	–	88	–	–	88	(5,130)	(5,042)
Divestment of non-controlling										
interests	–	–	–	–	–	–	–	–	(51,835)	(51,835)
Balance at June 30, 2024										
(Unaudited)	329,030,418	111	–	–	3,858,175	5,650,224	158,559	9,667,069	63,282	9,730,351

Condensed Consolidated Statement of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Ordinary Shares Shares[2]	Ordinary Shares RMB[1]	Treasury Stock Shares	Treasury Stock RMB	Additional Paid-in Capital RMB	Retained Earnings RMB	Accumulated Other Comprehensive Income (Loss) RMB	Total Noah Holdings Limited Shareholders' Equity RMB	Non-controlling Interests RMB	Total Shareholders' Equity RMB
Balance at January 1, 2025 (Audited)	333,457,044	113	(3,063,510)	(53,345)	3,907,992	5,904,540	186,548	9,945,848	66,892	10,012,740
Net income	–	–	–	–	–	327,540	–	327,540	816	328,356
Dividend recognized as distribution (Note 20)	–	–	–	–	–	(550,000)	–	(550,000)	–	(550,000)
Share-based compensation	–	–	–	–	37,788	–	–	37,788	–	37,788
Ordinary shares issued for settlement, net (Note 15)	223,492	–	–	–	–	–	–	–	–	–
Ordinary shares issued for vesting of restricted shares, net of withheld for employee taxes	2,236,620	1	–	–	(1,560)	–	–	(1,559)	–	(1,559)
Other comprehensive loss – foreign currency translation adjustments	–	–	–	–	–	–	(87,291)	(87,291)	(307)	(87,598)
Repurchase of treasury stock	–	–	(3,699,170)	(48,194)	–	–	–	(48,194)	–	(48,194)
Gain on change in fair value of available-for-sale investments	–	–	–	–	–	–	469	469	–	469
Divestment of non-controlling interests	–	–	–	–	–	–	–	–	(30,239)	(30,239)
Balance at June 30, 2025 (Unaudited)	335,917,156	114	(6,762,680)	(101,539)	3,944,220	5,682,080	99,726	9,624,601	37,162	9,661,763

Notes:

1.   The amount less than RMB1 is rounded to zero.

2.   As of June 30, 2025, 1,623,670 ordinary shares were issued in relation to the future share awards for employees (Note 14) and settlement (Note 15). These shares are considered legally issued but not outstanding, which is not included in the share number presented herein.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	For the Six Months Ended June 30,		
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:			
Net income	235,556	**328,356**	**45,838**
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from disposal of property and equipment	4,741	**1,365**	**190**
Depreciation expense	81,638	**78,954**	**11,022**
Non-cash lease expenses	32,609	**25,002**	**3,490**
Share-based compensation expenses	58,479	**37,788**	**5,275**
Reversal of settlement expense	(11,476)	**–**	**–**
Foreign exchange gain	(3,899)	**(6,290)**	**(878)**
Loss (income) from equity in affiliates, net of dividends	80,285	**(18,225)**	**(2,544)**
(Reversal of) provision for credit losses	(428)	**44,038**	**6,147**
Fair value losses of equity investments measured at fair value	1,048	**37,750**	**5,270**
Changes in operating assets and liabilities:			
Accounts receivable	75,021	**57,974**	**8,093**
Amounts due from related parties	(87,916)	**(90,896)**	**(12,689)**
Other current assets	(20,082)	**(2,940)**	**(410)**
Other non-current assets	6,482	**15,452**	**2,157**
Accrued payroll and welfare expenses	(217,553)	**(88,109)**	**(12,300)**
Income tax payable	(13,376)	**(8,401)**	**(1,174)**
Deferred revenues	1,033	**(10,162)**	**(1,419)**
Other current liabilities	(230,917)	**(87,298)**	**(12,186)**
Other non-current liabilities	(2,680)	**(5,256)**	**(734)**
Lease assets and liabilities	(31,713)	**(22,002)**	**(3,071)**
Trading debt securities	(103,299)	**(4,434)**	**(619)**
Deferred tax assets and liabilities	14,297	**(1,757)**	**(245)**
Net cash (used in) provided by operating activities	(132,150)	**280,909**	**39,213**

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	For the Six Months Ended June 30,		
	2024	2025	2025
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash flows from investing activities:			
Purchases of property and equipment	(34,667)	**(48,200)**	**(6,728)**
Proceeds from redemption of held-to-maturity investments and term deposits	131,717	**830,050**	**115,871**
Purchase of held-to-maturity investments and term deposits	(861,420)	**(996,216)**	**(139,066)**
Purchases of short-term equity securities	(90,010)	**–**	**–**
Proceeds from short-term equity securities	172	**–**	**–**
Proceeds from sale of other long-term investments	11,433	**2,026**	**283**
Proceeds from investments held by consolidated fund	81,955	**27,402**	**3,825**
Loans to related parties	(7,079)	**(7,584)**	**(1,059)**
Principal collection of loans to related parties	43,950	**6,068**	**847**
Loans disbursement to third parties	–	**(88)**	**(12)**
Principal collection of loans originated to third parties	100,017	**20,248**	**2,827**
Increase in investments in affiliates	(150)	**(636)**	**(89)**
Capital return from investments in affiliates	16,803	**15,232**	**2,125**
Net cash used in investing activities	(607,279)	**(151,698)**	**(21,176)**

Condensed Consolidated Statement of Cash Flows

(Amount in Thousands)

	Six Months Ended June 30,		
	2024 RMB (Unaudited)	2025 RMB (Unaudited)	2025 US$ (Unaudited)
Cash flows from financing activities:			
Divestment of non-controlling interests	(51,835)	(30,239)	(4,221)
Payments of assumed liability resulting from certain asset acquisition	–	(915)	(128)
Distributions to non-controlling interests	(5,042)	–	–
Payment for withholding tax related to share-based compensation	–	(1,547)	(216)
Payment for repurchase of ordinary shares	–	(48,194)	(6,728)
Net cash used in financing activities	(56,877)	(80,895)	(11,293)
Effect of exchange rate changes	59,267	(46,888)	(6,545)
Net (decreases) increases in cash, cash equivalents and restricted cash	(737,040)	1,428	199
Cash, cash equivalents and restricted cash – beginning of the period	5,354,060	3,838,535	535,839
Cash, cash equivalents and restricted cash – end of the period	4,617,020	3,839,963	536,038
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	82,552	134,258	18,742
Supplemental disclosure of non-cash investing and financing activities:			
Payables related to purchase of property and equipment	37,848	27,598	3,853
Dividends declared but not yet paid	1,018,000	550,000	76,777
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	23,723	29,472	4,114
Reconciliation to amounts on condensed consolidated balance sheets:			
Cash and cash equivalents – end of the period	4,604,946	3,821,846	533,509
Restricted cash	4,574	10,617	1,482
Restricted cash – non-current included in other non-current assets	7,500	7,500	1,047
Total cash, cash equivalents and restricted cash – end of the period	4,617,020	3,839,963	536,038

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**"), is a leading and pioneer wealth management service provider in the People's Republic of China ("**PRC**") offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth ("**HNW**") investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. ("**Noah Investment**"), a consolidated VIE, founded in the PRC in August 2005.

As of June 30, 2025, the Group conducted its business operations across more than 200 subsidiaries. The Company's principal subsidiaries are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Upright Fund Distribution Co., Ltd.	Wealth management in the PRC	November 18, 2003, PRC	RMB150 million	Limited liability company	100%
Shanghai Noah Investment (Group) Co., Ltd.	Wealth management in the PRC	August 24, 2007, PRC	US$213.3 million	Limited liability company	100%
Glory insurance (Hong Kong) Limited (formerly known as "Noah Insurance (Hong Kong) Limited")	Wealth management in Hong Kong	January 3, 2011, Hong Kong	HK$1 million	Limited liability company	100%
Ark Group Holdings (Hong Kong) Limited (formerly known as "Noah Holdings (Hong Kong) Limited")	Wealth and asset management in Hong Kong	September 1, 2011, Hong Kong	HK$80 million	Limited liability company	100%
Gopher Capital GP Limited	Asset management in the Cayman Islands	May 11, 2012, Cayman Islands	US$100	Limited liability company	100%
Wuhu Fangtiao Technology Co., Ltd.	Internal administration in the PRC	November 28, 2019, PRC	RMB1 million	Limited liability company	100%
Shanghai Nuohong Real Estate Co., Ltd.	Holding company of Noah Wealth Center in the PRC	May 30, 2013, PRC	RMB100 million	Limited liability company	100%
Ark Group International (Hong Kong) Limited (formerly known as "Noah International (Hong Kong) Limited")	Wealth and asset management in Hong Kong	January 7, 2015, Hong Kong	HK$274.9 million and US$18.9 million	Limited liability company	100%

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

1. Organization and Principal Activities (Continued)

As of June 30, 2025, the Company's principal consolidated VIEs are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Investment	Asset management in the PRC	August 26, 2005, PRC	RMB30 million	Limited liability company	Controlled under the contractual arrangements
Gopher Asset Management Co., Ltd.	Asset management in the PRC	February 9, 2012, PRC	RMB100 million	Limited liability company	Controlled under the contractual arrangements
Shanghai Gopher Asset Management Co., Ltd.	Asset management in the PRC	December 14, 2012, PRC	RMB12.5 million	Limited liability company	Controlled under the contractual arrangements
Shanghai Gopher Massa Asset Management Co., Ltd.	Asset management in the PRC	June 29, 2015, PRC	RMB10 million	Limited liability company	Controlled under the contractual arrangements

2. Summary of Principal Accounting Policies

(a) Basis of Presentation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In addition, these condensed consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**").

(b) Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation through contractual arrangements

The Company had been engaged in the asset management business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd. ("**Noah Group**"), its PRC VIE, Noah Investment, and Noah Investment's shareholders ("**Registered Shareholders**"). The Group relies on the contractual agreements with Noah Investment and the Registered Shareholders for a portion of its operations in the PRC, including the Group's asset management business. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Group, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders' equity interests in it.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(b)   Principles of Consolidation (Continued)

Consolidation of investment funds

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm's length and therefore are not deemed as variable interests. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs. Such limited partnerships are deemed as VIEs not consolidated by the Group if the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group also manages contractual funds as fund manager and earns management fee and/or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.

The Group does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds (Continued)

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group's condensed consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Current assets	2,172,286	2,344,543	327,284
Non-current assets	1,550,066	1,362,744	190,231
Total assets	3,722,352	3,707,287	517,515
Current liabilities	333,208	290,948	40,615
Non-current liabilities	70,612	65,215	9,103
Total liabilities	403,820	356,163	49,718

	Six Months Ended June 30,		
	2024 RMB (Unaudited)	2025 RMB (Unaudited)	2025 US$ (Unaudited)
Net revenues	343,504	277,643	38,757
Net income	2,747	35,897	5,011
Cash flows used in operating activities	(492,630)	(313,038)	(43,698)
Cash flows used in investing activities	(445,320)	92,160	12,865
Cash flows provided by financing activities	–	–	–

The VIEs contributed an aggregate of 27.0% and 22.2% of the consolidated net revenues for the six months ended June 30, 2024 and 2025, respectively and an aggregate of 1.2% and 10.9% of the consolidated net income for the six months ended June 30, 2024 and 2025, respectively. As of December 31, 2024 and June 30, 2025, the VIEs accounted for an aggregate of 31.0% and 31.5%, respectively, of the consolidated total assets.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(b)   Principles of Consolidation (Continued)

Consolidation of investment funds (Continued)

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

As of December 31, 2024 and June 30, 2025, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group's maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2024 and June 30, 2025, respectively.

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Amounts due from related parties	20,802	13,587	1,897
Investments	498,614	448,654	62,630
Maximum exposure to loss in non-consolidated VIEs	519,416	462,241	64,527

The Group has not provided other form of financial support to these non-consolidated VIEs during the six months ended June 30, 2024 and 2025, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2024 and June 30, 2025.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(c)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group's condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets and loss contingencies.

(d)   Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loans receivable and investments. All of the Group's cash and cash equivalents and more than half of investments are held at financial institutions, Group's management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2024 and June 30, 2025. In addition, the Group's investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There was no investment product provider which accounted for more than 10% or more of total revenues for the six months ended June 30, 2024 and 2025, respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of VAT related taxes and surcharges.

The following table summarizes the Group's main revenues streams from contracts with its customers:

Revenue Streams	Performance Obligation Satisfied Over Time or Point In Time	Payment Terms	Variable or Fixed Consideration
One-time commissions – Fund distribution services	Point in time	Typically paid within a month after investment product established	Fixed
One-time commissions – Insurance brokerage services	Point in time	Typically paid within a month after insurance policy issued and/or renewed	Fixed and Variable
Recurring service fees	Over time	Typically quarterly, semi-annually or annually	Variable
Performance-based income	Point in time	Typically paid shortly after the income has been determined	Variable
Lending services	Over time	Typically monthly in arrears	Fixed

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

One-time commissions

The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commission agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns one-time commission from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the "establishment of an investment product" for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions is recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products' life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

The Group earns one-time commissions from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective. The Group is also entitled to subsequent renewal commissions under certain contracts, and does not identify any additional performance obligation. The renewal commission is treated as variable consideration and the Group estimates the consideration incorporating a constraint applied to renewal. Revenue related to the variable consideration is recorded when it is probable that a significant reversal of revenue recognized will not occur.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

Recurring service fees

The Group also provides investment management services to investment funds and other vehicles in exchange for recurring service fees. Recurring service fees are determined based on the types of investment products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the investment products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

Performance-based income

In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Group serves as distributor, the Group is entitled to a performance-based fee based on the extent by which the fund's investment performance exceeds a certain threshold based on the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Those performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

Other service fees

The Group mainly derived other service fees from lending services and other comprehensive services.

Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.

Transaction price allocation

For certain contracts that the Group provides both fund raising and investment management services involving two separate performance obligations which belong to two major streams (i.e., one time and recurring services), the Group allocates transaction price between these two performance obligations at the relative stand-alone selling price ("**SSP**"). Judgment is required to determine the SSP for each distinct performance obligation. As the service fee rate for each service contained in the contract is typically negotiated separately, the Group determines that those fee rates are generally consistent with SSP, and can be deemed as the transaction price allocated to each performance obligation.

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(e)   Revenue Recognition (Continued)

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized for the six months ended June 30, 2024 and 2025 that was included in deferred revenue balance at the beginning of the year was RMB31.1 million and RMB35.7 million, respectively.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within "Relationship manager compensation" in the condensed consolidated statements of operations.

The Group assessed and concluded that there is no significant financing component given that the period between performance and payment is generally one year or less.

The Group has also applied the practical expedient for certain revenue streams to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(f)   Foreign Currency Translation

The Company's reporting currency is Renminbi ("**RMB**"). The Company's functional currency is the United States dollar ("**U.S. dollar or US$**"). The Company's operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group's overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the condensed consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.1636 on June 30, 2025, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(g)   Allowance for credit losses

The Group utilizes a current expected credit losses ("**CECL**") model for financial instruments measured at amortized cost, including loans receivables, amount due from related parties, accounts receivable and other receivable, and held-to-maturities debt investments. CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group's condensed consolidated statements of operations. The Group continues to monitor the financial implications of the regulatory change of certain industries on expected credit losses.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2.   Summary of Principal Accounting Policies (Continued)

(g)   Allowance for credit losses (Continued)

Allowance for Loan Losses

The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products issued by the Group, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. Charge-offs of principal amounts, net of recoveries are deducted from the allowance. The changes of allowances for loan losses are detailed in Note 12.

Allowance for Accounts Receivable and Other Financial Assets

The Group has identified the relevant risk characteristics of accounts receivable and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include types of investment products that the Group distributes, the NAV of underlying funds and payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. This is assessed at each quarter based on the Group's specific facts and circumstances. Accounts are written off against the allowance when it becomes evident that collection will not occur. The Group evaluates CECL on other forms of financial assets, including other current assets and other non-current assets with the similar approach of accounts receivable.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(g) Allowance for credit losses (Continued)

Allowance for Accounts Receivable and Other Financial Assets (Continued)

The following table summarizes the changes of allowances for each category of affected assets:

	Six Months Ended June 30,	
	2024	**2025**
	RMB	**RMB**
	(Unaudited)	**(Unaudited)**
Amounts due from related parties:		
Balance as of the beginning of the period	23,394	**7,484**
Provisions	–	**57**
Reversal	(1,710)	**(97)**
Write off	–	**(57)**
Foreign currency adjustments	335	**–**
Balance as of the end of the period	22,019	**7,387**
Accounts receivable:		
Balance as of the beginning of the period	6,862	**17,199**
Provisions	6,765	**15,016**
Reversal	(1,615)	**(2,728)**
Write off	–	**(11,832)**
Foreign currency adjustments	981	**210**
Balance as of the end of the period	12,993	**17,865**
Other current assets:		
Balance as of the beginning of the period	–	**–**
Provisions	–	**6,229**
Write off	–	**(6,229)**
Balance as of the end of the period	–	**–**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

3.   Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

| | Six Months Ended June 30, | |
| | 2024 | 2025 |
	(Unaudited)	(Unaudited)
Net income attributable to ordinary shareholders-basic and diluted	231,278	327,540
Weighted average number of ordinary shares outstanding-basic	350,183,620	349,281,037
Plus: effect of dilutive non-vested restricted share awards	632,907	2,656,421
Weighted average number of ordinary shares outstanding-diluted	350,816,527	351,937,458
Basic net income per share	0.66	0.94
Diluted net income per share	0.66	0.93

Shares issuable to the investors of Camsing Incident (as defined in Note 15) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

| | Six Months Ended June 30, | |
| | 2024 | 2025 |
	(Unaudited)	(Unaudited)
Share options	168,577	–
Non-vested restricted shares awards under share incentive plan	285,299	339,609
Total	453,876	339,609

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

4.   Accounts Receivable, Net

Accounts receivable consisted of the following:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Accounts receivable, gross	490,689	421,091	58,782
Allowance for credit losses	(17,199)	(17,865)	(2,494)
Accounts receivable, net	473,490	403,226	56,288

An aging analysis of accounts receivable, based on invoice date, is as follows:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Within 1 year	441,070	377,077	52,638
1-2 years	23,166	14,513	2,026
2-3 years	6,412	7,510	1,048
3-4 years	5,774	6,259	874
Over 4 years	14,267	15,732	2,196
Accounts receivable, gross	490,689	421,091	58,782

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

5.　Investments

The following table summarizes the Group's investment balances:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Short-term investments			
Held-to-maturity investments and term deposits	989,407	1,305,035	182,176
Available-for-sale investments	–	32,004	4,468
Trading debt securities	140,960	145,394	20,296
Equity securities measured at fair value	91,497	95,500	13,331
Investments held by consolidated investment funds measured at fair value	52,745	24,429	3,410
Total short-term investments	1,274,609	1,602,362	223,681
Long-term investments			
Held-to-maturity investments and term deposits	229,891	56,911	7,944
Available-for-sale investments	31,536	–	–
Investments held by consolidated investment funds measured at fair value	71,013	71,013	9,913
Other long-term investments			
– Investments measured at fair value	600,697	553,608	77,281
– Investments measured at cost less impairment			
– Private equity funds products	17,714	10,714	1,496
– Other investments measured at cost less impairment	20,248	19,909	2,779
Total other long-term investments	638,659	584,231	81,556
Total long-term investments	971,099	712,155	99,413
Total investments	2,245,708	2,314,517	323,094

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

5. Investments (Continued)

The Group invests in term deposits and held-to-maturity debt investments which have stated maturity and normally pay a prospective fixed or floating rate of return, and are carried at amortized cost. Current term deposits are bank deposits with original maturities longer than three months but less than one year. Non-current term deposits are bank deposits with maturities longer than one year. The held-to-maturity debt investments are U.S. treasury bills and notes. The Group recorded investment income on these products of RMB13,926 and RMB27,272 for the six months ended June 30, 2024 and 2025, respectively. The gross unrecognized holding gain was RMB3,844 and RMB16,339 as of December 31, 2024 and June 30, 2025, respectively. No credit loss related to held-to-maturity investments was recognized for the six months ended June 30, 2024 and 2025.

Available-for-sale investments consist of investments that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. The amortized cost of the available-for-sale investments as of December 31, 2024 and June 30, 2025 was RMB31,536 and RMB32,004, respectively. No credit loss related to available-for-sale investments was recognized for the six months ended June 30, 2024 and 2025.

The consolidated investment funds are, for U.S. GAAP purposes, investment companies and reflect their investments at fair value. The Group has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the condensed consolidated statements of operations as investment income.

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment depending on whether the investments have readily determinable fair value. No impairment loss related to this type of investments measured at cost, less impairment was recognized for the six months ended June 30, 2024 and 2025.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

6. Fair Value Measurement

As of December 31, 2024 and June 30, 2025, information about (i) inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using			
Description	As of December 31, 2024 RMB (Audited)	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	NAV RMB
Short-term investments					
Equity securities measured at fair value	91,497	91,497	–	–	–
Trading debt securities	140,960	140,960	–	–	–
Investments held by consolidated investment fund	52,745	52,745	–	–	–
Long-term investments					
Investments held by consolidated investment funds	71,013	–	–	15,777	55,236
Other long-term investments measured at fair value	600,697	–	31,988	546,130	22,579
Available-for-sale investments	31,536	–	31,536	–	–

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

6. Fair Value Measurement (Continued)

Description	As of June 30, 2025 RMB (Unaudited)	Fair Value Measurements at Reporting Date Using			
		Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	NAV RMB
Short-term investments					
Trading debt securities	145,394	145,394	–	–	–
Equity securities measured at fair value	95,500	95,500	–	–	–
Available-for-sale investments	32,004	–	32,004	–	–
Investments held by consolidated investment funds	24,429	24,429	–	–	–
Long-term investments					
Investments held by consolidated investment fund	71,013	–	–	15,777	55,236
Other long-term investments measured at fair value	553,608	–	127,727	403,753	22,128

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities as they consist of bonds issued by public companies and publicly traded. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

As of December 31, 2024 and June 30, 2025, the Group had several consolidated investment funds whose underlying investments included stocks and bonds publicly traded in the active market, asset management plans and certain bonds not traded in the active market. Publicly traded stocks and bonds are classified within Level 1 measurement. Those bonds which are not traded in the active market, have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, they are classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

6.   Fair Value Measurement (Continued)

Other long-term investments measured at fair value are (i) private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy, and (ii) private equity funds measured at NAV.

With respect to the private equity funds within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions. The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. There is inherent uncertainty involved in the valuation of level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2024 and 2025, presented as follows:

	RMB
Level 3 investments as of December 31, 2023 (Audited)	546,543
Transfer of investments in fair value hierarchy from Level 2 to Level 3	15,777
Changes in fair value included in investment income (loss)	(1,210)
Settlements	(10,682)
Foreign currency translation adjustments	6,646
Level 3 investments as of June 30, 2024 (Unaudited)	557,074
Changes in net unrealized losses included in investment income (loss) related to Level 3 investments still held as of June 30, 2024 (Unaudited)	(1,210)

	RMB
Level 3 investments as of December 31, 2024 (Audited)	561,907
Transfer of investments in fair value hierarchy from Level 3 to Level 2	(95,924)
Changes in fair value included in investment income (loss)	(41,250)
Foreign currency translation adjustments	(5,203)
Level 3 investments as of June 30, 2025 (Unaudited)	419,530
Changes in net unrealized losses included in investment income (loss) related to Level 3 investments still held as of June 30, 2025 (Unaudited)	(41,250)

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the condensed consolidated statements of operations.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

6. Fair Value Measurement (Continued)

Certain equity investment was previously valued using significant unobservable inputs that required significant judgment or estimation and classified within Level 3 of the fair value hierarchy. During the six month ended June 30, 2025, the valuation of such investment was determined based on its recent observable transaction price, and therefore classified within Level 2 measurement during the period.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheets but whose fair value is practicable to estimate, which include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, held-to-maturity investments, loans receivable, other receivables and payables. The carrying amount of short-term financial instruments approximates their fair value due to the short-term nature. The carrying amount of long-term time deposits approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

7. Investments in Affiliates

The following table summarizes the Group's balances of investments in affiliates:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Kunshan Jingzhao	8,284	800	112
Wanjia Win-Win	86,896	86,847	12,123
Others	9,488	5,710	797
Funds that the Group serves as general partner	1,268,488	1,269,704	177,244
– Gopher Transform Private Fund	81,390	81,390	11,362
– Real estate funds and real estate funds of funds	84,221	83,998	11,726
– Private equity funds of funds	1,066,320	1,070,860	149,486
– Others	36,557	33,456	4,670
Total investments in affiliates	1,373,156	1,363,061	190,276

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

7.   Investments in Affiliates (Continued)

In May 2011, the Group injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd ("**Kunshan Jingzhao**"), a joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In February 2013, Gopher Asset Management injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd ("**Wanjia Win-Win**"), for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by the Group had been diluted to 28%.

In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest one real-estate company. Although managed by Gopher, the fund are not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%.

The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other public securities funds of funds that Gopher serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recognized impairment losses totaling nil and RMB7,484 related to investments in affiliates for the six months ended June 30, 2024 and 2025, respectively, which are recorded in (loss) income from equity in affiliates in the condensed consolidated statements of operations.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

8. Property and Equipment, Net

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Buildings	2,478,741	2,478,741	346,019
Leasehold improvements	175,037	185,527	25,899
Furniture, fixtures and equipment	150,902	154,856	21,617
Motor vehicles	7,015	4,222	589
Software	227,194	216,365	30,203
	3,038,889	3,039,711	424,327
Accumulated depreciation	(674,833)	(727,691)	(101,582)
	2,364,056	2,312,020	322,745
Construction in progress	18,191	34,467	4,812
Property and equipment, net	2,382,247	2,346,487	327,557

Depreciation expense was RMB81,638, RMB78,954 for the six months ended June 30, 2024 and 2025, respectively. The Group recorded loss on the disposal of property and equipment of RMB4,741 and RMB1,364 for the six months ended June 30, 2024 and 2025, respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

9.　Other Current Liabilities

Components of other current liabilities are as follows:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Accrued expenses	60,753	44,322	6,187
Advance from customers	26,981	24,819	3,465
Deposits from lending and other business	11,673	10,790	1,506
Payable to individual investors of other business	15,381	1,346	188
Payable for purchases of property and equipment	30,749	26,172	3,653
Other tax payable	41,833	18,147	2,533
Operating lease liabilities – current	44,888	42,589	5,945
Payables to suppliers	122,623	108,868	15,197
Payable for litigation	44,548	20,369	2,843
Other payables	4,859	4,627	647
Total	404,288	302,049	42,164

Payables to individual investors consist of payables in relation to other service to the clients.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

10.   Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The disaggregation of revenues by service lines have been presented in the condensed consolidated statements of operations.

Revenues by timing of recognition is analyzed as follows:

	Six Months Ended June 30,		
	2024 RMB (Unaudited)	2025 **RMB** **(Unaudited)**	2025 **US$** **(Unaudited)**
Revenue recognized at a point in time	435,683	**424,512**	**59,260**
Revenue recognized over time	839,160	**830,210**	**115,893**
Total revenues	1,274,843	**1,254,722**	**175,153**

For the Group's revenues generated from different geographic locations, please see Note 17 segment information.

11.   Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company's subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

11. Income Taxes (Continued)

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("**EIT Law**"), domestically-owned enterprises and foreign-invested enterprises ("**FIEs**") are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. During the six months ended June 30, 2025, the board of Noah Group approved to distribute cash dividends of RMB400.0 million to the Company and an income tax expense in amount of RMB40.0 million was recorded accordingly. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. As of June 30, 2025, the undistributed earnings of the Group's PRC subsidiaries would be indefinitely reinvested.

The tax expense comprises:

	Six Months Ended June 30,		
	2024 RMB (Unaudited)	**2025 RMB (Unaudited)**	**2025 US$ (Unaudited)**
Current Tax	69,177	**125,857**	**17,569**
Deferred Tax	13,766	**(1,562)**	**(218)**
Total	82,943	**124,295**	**17,351**
Effective income tax rate	22.27%	**29.81%**	**29.81%**

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

12. Loans Receivable, Net

Loans receivable as of December 31, 2024 and June 30, 2025 consist of the following:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Loans receivable:			
– Within credit term	41,423	10,191	1,423
– Past due	201,744	192,037	26,807
Total loans receivable	243,167	202,228	28,230
Allowance for credit losses	(74,059)	(79,570)	(11,108)
Loans receivable, net	169,108	122,658	17,122

The loan interest rates range between 3.9% and 13.5% for the six months ended June 30, 2024 and 2025. RMB241.2 million and RMB167.1 million of the loans is secured by collateral as of December 31, 2024 and June 30, 2025.

The following table presents the aging analysis of non-purchased past due loans receivable as of December 31, 2024 and June 30, 2025:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Past due within 1 year	23,662	22,366	3,122
Past due more than 1 year	59,946	4,065	567
Total non-purchased past due loans	83,608	26,431	3,689

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

12.   Loans Receivable, Net (Continued)

The Group also purchased past due loans from third parties with the amount of nil and RMB0.1 million for the six months ended June 30, 2024 and 2025, respectively. The purchased past due loans of RMB14.9 million and RMB5.6 million were collected or transferred to other investors, for the six months ended June 30, 2024 and 2025, respectively.

The following table presents the activity in the allowance for loan losses as of and for the six months ended June 30, 2024 and 2025:

	Six Months Ended June 30,	
	2024	2025
	RMB	RMB
	(Unaudited)	(Unaudited)
Allowance for loan losses as of the beginning of the period	79,510	**74,059**
Provision	58	**25,561**
Reversal of allowance provided	(3,926)	**–**
Write off	(2,153)	**(20,050)**
Allowance for loan losses as of the end of the period	73,489	**79,570**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

13. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to five years. Lease costs are included in either selling or general, and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB35,268 and RMB28,217 for the six months ended June 30, 2024 and 2025, respectively. Cash payments against operating lease liabilities were RMB35,045 and RMB18,946 for the six months ended June 30, 2024 and 2025, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Operating leases:			
Operating lease right-of-use assets, net	121,115	109,688	15,312
Current portion of lease liabilities	44,888	42,589	5,945
Non-current portion of lease liabilities	75,725	69,597	9,715
Total operating lease liabilities	120,613	112,186	15,660
Weighted average remaining lease term (years)	3.74	2.55	2.55
Weighted average discount rate	3.14%	4.53%	4.53%

The maturities of operating lease liabilities for the next five years and thereafter as of June 30, 2025, are as follows:

	As of June 30, 2025 RMB (Unaudited)
Within 1 year	45,429
Between 1 and 2 years	40,455
Between 2 and 3 years	25,154
Between 3 and 4 years	7,044
Between 4 and 5 years	264
Total lease payment	118,346
Less imputed interest	(6,160)
Total	112,186

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

14. Share-Based Compensation

The following table presents the Company's share-based compensation expense by type of award:

	Six Months Ended June 30,		
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share options	9	(139)	(19)
Non-vested restricted share awards	58,470	37,927	5,294
Total share-based compensation	58,479	37,788	5,275

During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the "**2017 Plan**"). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

During the year ended December 31, 2022, the Group adopted its 2022 share incentive plan (the "**2022 Plan**"). Under the 2022 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units ("**RSUs**") may be issued shall be 3,000,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2022 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

On December 29, 2023, the Group granted 223,297 RSUs ("**Replacement RSUs**") to the employees in consideration of the cancellation of 669,898 options previously granted to them respectively, which resulted in an acceleration of vesting of certain RSUs based on the modified vesting schedule. The Company determined that the cancellation of options accompanied by the concurrent grant of Replacement RSUs should be accounted for as a modification of the terms of the cancelled options (the "**Modification**"). Incremental compensation cost was measured as the excess of the fair value of the Replacement RSUs over the fair value of the cancelled options at the cancellation date, December 29, 2023.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

14. Share-Based Compensation (Continued)

Incremental compensation cost due to the Modification was RMB5,079, including expenses of RMB4,103 related to vested restricted share units which is recognized immediately as of date of modification, and expenses of RMB976 related to the restricted share units not yet vested which will be recognized over the remaining vesting period.

The total fair value of non-vested restricted share awards vested during the six months ended June 30, 2024 and 2025 was RMB40,054 and RMB33,919, respectively. As of June 30, 2025, there was RMB71,725 in total unrecognized compensation expense related to such non-vested restricted share awards, which is expected to be recognized over a weighted-average period of 1.49 years.

15. Settlement for Camsing Incident

In July 2019, in connection with certain funds managed ("**Camsing Credit Funds**" or "**Camsing Products**") by Shanghai Gopher Asset Management Co., Ltd. ("**Shanghai Gopher**"), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the "**Camsing Incident**"). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group's goodwill with affected investors, it voluntarily made an exgratia settlement offer (the "**Settlement Plan**") to affected investors. An affected client accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

15.   Settlement for Camsing Incident (Continued)

Settlement Plan (Continued)

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

As of December 31, 2020, the Group had no new settlement plan for the remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms and therefore estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and had recorded it as a contingent liability of US$81.3 million (RMB530.4 million).

During the year ended December 31, 2024, the Group remained open to settling with the affected clients, and voluntarily reoffered the Settlement Plan to the remaining unsettled investors with terms substantially unchanged. In 2024, additional 7 investors accepted the Settlement Plan, and the Company recorded reversal of settlement expenses in the amount of RMB12,454 (US$1,706) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors. For the six months ended June 30, 2025, no additional investors accepted the Settlement Plan.

As of June 30, 2025, 602 out of the total 818 investors (approximately 73.6%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.4%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

As of June 30, 2025, there were 109 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB358.5 million were still outstanding. As the date of this report, the management has assessed, based on its PRC legal counsels' advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

16.   Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The total contribution for such employee benefits were RMB131,225 and RMB92,844 for the six months ended June 30, 2024 and 2025, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

17.   Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("**CODM**") for making decisions, allocating resources and assessing performance.

The Group operates in a set of segmentation, including six reportable segments and headquarters. The Group's CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group's CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government subsidies to manage the segments' operations. The Group's CODM does not review balance sheet information of the segments.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

17. Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

	Six Months Ended June 30, 2025							
	Domestic public securities RMB	Domestic asset management RMB	Domestic insurance RMB	Overseas wealth management RMB	Overseas asset management RMB	Overseas insurance and comprehensive services RMB	Headquarter[1] RMB	Total RMB
Revenues:								
Revenues from others								
One-time commissions	30,918	193	13,673	176,404	14,194	74,076	–	309,458
Recurring service fees	171,246	78,819	–	19,074	44,504	–	–	313,643
Performance-based income	27,689	45	–	–	144	–	–	27,878
Other service fees	–	–	–	35,403	–	15,172	35,024	85,599
Total revenues from others	229,853	79,057	13,673	230,881	58,842	89,248	35,024	736,578
Revenues from funds Gopher/ Olive manages								
One-time commissions	4,579	188	–	290	124	–	–	5,181
Recurring service fees	24,555	263,812	–	60,229	140,537	–	–	489,133
Performance-based income	1,798	1,308	–	–	20,724	–	–	23,830
Total revenues from funds Gopher/ Olive manages	30,932	265,308	–	60,519	161,385	–	–	518,144
Total revenues	260,785	344,365	13,673	291,400	220,227	89,248	35,024	1,254,722
Less: VAT related surcharges	(1,533)	(216)	(72)	–	–	–	(8,806)	(10,627)
Net revenues	259,252	344,149	13,601	291,400	220,227	89,248	26,218	1,244,095
Operating cost and expenses:								
Compensation and benefits								
Relationship manager compensation	(48,215)	(25,712)	(12,606)	(133,090)	(15,066)	(11,595)	–	(246,284)
Other compensations	(13,721)	(32,127)	(15,320)	(40,670)	(27,432)	(24,094)	(203,514)	(356,878)
Total compensation and benefits	(61,936)	(57,839)	(27,926)	(173,760)	(42,498)	(35,689)	(203,514)	(603,162)
Selling expenses	(5,340)	(3,851)	(4,451)	(28,745)	(14,059)	(5,319)	(51,618)	(113,383)
General and administrative expenses	(171)	(2,827)	(4,571)	(3,057)	(936)	(2,151)	(121,924)	(135,637)
Reversal of (provision for) credit losses	119	77	–	–	–	110	(44,344)	(44,038)
Other operating (expenses) income, net	(1,042)	5,687	–	–	–	(13,697)	(15,223)	(24,275)
Government subsidies	11,971	5,636	12	–	11	22	5,782	23,434
Total operating cost and expenses	(56,399)	(53,117)	(36,936)	(205,562)	(57,482)	(56,724)	(430,841)	(897,061)
Income (loss) from operations	202,853	291,032	(23,335)	85,838	162,745	32,524	(404,623)	347,034

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

17. Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

Six Months Ended June 30, 2024

	Domestic public securities RMB	Domestic asset management RMB	Domestic insurance RMB	Overseas wealth management RMB	Overseas asset management RMB	Overseas insurance and comprehensive services RMB	Headquarter[1] RMB	Total RMB
Revenues:								
Revenues from others								
One-time commissions	6,375	1,220	30,616	217,537	7,242	50,159	–	313,149
Recurring service fees	186,379	90,075	–	8,833	20,610	–	737	306,634
Performance-based income	5,346	–	–	–	4,697	–	–	10,043
Other service fees	–	–	–	40,806	–	17,490	26,614	84,910
Total revenues from others	198,100	91,295	30,616	267,176	32,549	67,649	27,351	714,736
Revenues from funds Gopher/ Olive manages								
One-time commissions	6,798	–	–	2,911	1,247	–	–	10,956
Recurring service fees	31,792	288,479	–	58,980	137,643	–	–	516,894
Performance-based income	1,201	13,822	–	–	17,234	–	–	32,257
Total revenues from funds Gopher/ Olive manages	39,791	302,301	–	61,891	156,124	–	–	560,107
Total revenues	237,891	393,596	30,616	329,067	188,673	67,649	27,351	1,274,843
Less: VAT related surcharges	(1,954)	(622)	(226)	–	–	–	(6,652)	(9,454)
Net revenues	235,937	392,974	30,390	329,067	188,673	67,649	20,699	1,265,389
Operating cost and expenses:								
Compensation and benefits								
Relationship manager compensation	(70,007)	(31,302)	(38,964)	(130,233)	(2,681)	(2,613)	–	(275,800)
Other compensations	(22,884)	(46,682)	(24,092)	(93,694)	(28,068)	(22,934)	(171,641)	(409,995)
Total compensation and benefits	(92,891)	(77,984)	(63,056)	(223,927)	(30,749)	(25,547)	(171,641)	(685,795)
Selling expenses	(5,471)	(4,274)	(2,487)	(53,335)	(13,037)	(3,010)	(42,608)	(124,222)
General and administrative expenses	(658)	(4,065)	(16,862)	(9,987)	(1,998)	(2,150)	(115,298)	(151,018)
(Provision for) reversal of credit losses	(88)	(9,359)	–	–	–	(3,352)	13,227	428
Other operating (expenses) income, net	(679)	(23,299)	(17)	–	–	(4,464)	(34,694)	(63,153)
Government subsidies	4,759	4,435	9	–	–	–	4,669	13,872
Total operating cost and expenses	(95,028)	(114,546)	(82,413)	(287,249)	(45,784)	(38,523)	(346,345)	(1,009,888)
Income (loss) from operations	140,909	278,428	(52,023)	41,818	142,889	29,126	(325,646)	255,501

1. The financial information shown under "Headquarters" represents the revenues and operating cost and expenses generated by the Group's headquarters which cannot be allocated to the six business segments.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

17. Segment Information (Continued)

The following table summarizes the Group's revenues generated by the different geographic location.

	Six Months Ended June 30,	
	2024	2025
	RMB	RMB
	(Unaudited)	(Unaudited)
Mainland China	689,454	653,848
Hong Kong	443,110	458,756
Overseas	142,279	142,118
Total revenues	1,274,843	1,254,722

18. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group
Investee funds of Gopher Assets	Investees of Gopher Assets
Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group
Shanghai Noah Charity Fund	A charity fund established by the Group

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

18.   Related Party Transactions (Continued)

During the six months ended June 30, 2024 and 2025, related party transactions were as follows:

	Six Months Ended June 30,		
	2024	2025	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
One-time commissions			
Investee funds of Gopher Assets	10,956	5,181	723
Recurring service fees			
Investee funds of Gopher Assets	320,261	288,369	40,255
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	5,088	–	–
Investee funds of Gopher Capital GP Ltd.	196,633	200,764	28,025
Total recurring services fee	521,982	489,133	68,280
Performance-based income			
Investee funds of Gopher Assets	15,023	3,104	433
Investee funds of Gopher Capital GP Ltd.	17,234	20,726	2,894
Total performance-based income	32,257	23,830	3,327
Total	565,195	518,144	72,330

As of December 31, 2024 and June 30, 2025, amounts due from related parties associated with the above transactions were comprised of the following:

	December 31, 2024	As of June 30, 2025	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Investee funds of Gopher Assets	302,724	341,215	47,632
Investee funds of Gopher Capital GP Ltd.	194,885	241,761	33,748
Amounts due from related parties (trade), gross	497,609	582,976	81,380
Less: Allowance for credit losses	(7,484)	(7,387)	(1,031)
Total	490,125	575,589	80,349

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

18. Related Party Transactions (Continued)

An aging analysis of amounts due from related parties associated with the above trading transactions is as follows:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Within 1 year	392,133	456,499	63,726
1-2 years	62,118	58,262	8,133
2-3 years	24,492	39,617	5,530
3-4 years	9,590	11,854	1,655
Over 4 years	9,276	16,744	2,336
Total	497,609	582,976	81,380

As of December 31, 2024 and June 30, 2025, amounts due from related parties associated with loan distributed were comprised of the following:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Investee funds of Gopher Assets	4,365	4,055	566
Investee funds of Gopher Capital GP Ltd.	5,034	12,333	1,722
Amounts due from related parties (non-trade), gross	9,399	16,388	2,288
Less: Allowance for credit losses	–	–	–
Total	9,399	16,388	2,288

The terms of the loans are due on demand and most of the loans are interest free.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

18.   Related Party Transactions (Continued)

As of December 31, 2024 and June 30, 2025, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	December 31, 2024 RMB (Audited)	As of June 30, 2025 RMB (Unaudited)	June 30, 2025 US$ (Unaudited)
Investee funds of Gopher Assets	873	2,663	372
Investee funds of Gopher Capital GP Ltd.	2,824	758	106
Total	3,697	**3,421**	**478**

During the six months ended June 30, 2024 and 2025, donation made to Shanghai Noah Charity Fund were RMB4.3 million and RMB4.4 million, respectively.

19.   Contingencies

Camsing Incident

See Note 15 for details of contingencies for Camsing Incident.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

20.   Dividends

During the six months ended June 30, 2025, the 2024 final dividend of RMB275.0 million and the non-recurring special dividend of RMB275.0 million were approved and declared, but were not paid as of June 30, 2025. By August 28, 2025, all the dividends have been paid. The Company did not make any interim dividend recommendation for the six months ended June 30, 2025.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

21. Reconciliation between U.S. GAAP and IFRS Accounting Standards

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards issued by International Accounting Standards Board. The effects of material differences between the condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follow:

Reconciliation of Condensed Consolidated Statement of Operations

Condensed Consolidated Statement of Operations (Extract)	For the six months ended June 30, 2025			
		IFRS adjustments		
	Amounts as reported under U.S. GAAP RMB (Unaudited)	Share-based compensation (Note (ii)) RMB (Unaudited)	Deferred income Tax arising from asset acquisition (Note (iii)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
Selling expenses	(113,383)	–	–	(113,383)
General and administrative expenses	(135,637)	–	2,407	(133,230)
Other operating expenses, net	(24,275)	–	845	(23,430)
Total operating cost and expenses	(897,061)	–	3,252	(893,809)
Income before taxes and income from equity in affiliates	416,982	–	3,252	420,234
Income tax expense	(124,295)	–	(3,252)	(127,547)
Net income	328,356	–	–	328,356
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	327,540	–	–	327,540

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

21. Reconciliation between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of Condensed Consolidated Statement of Operations (Continued)

	For the six months ended June 30, 2024			
		IFRS adjustments		
Condensed Consolidated Statement of Operations (Extract)	Amounts as reported under U.S. GAAP	Share-based compensation (Note (ii))	Deferred income Tax arising from asset acquisition (Note (iii))	Amounts as reported under IFRS
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Selling expenses	(124,222)	(1,526)	–	(125,748)
General and administrative expenses	(151,018)	(1,361)	2,406	(149,973)
Other operating expenses, net	(63,153)	(286)	845	(62,594)
Total operating cost and expenses	(1,009,888)	(3,173)	3,252	(1,009,809)
Income before taxes and income from equity in affiliates	372,441	(3,173)	3,252	372,520
Income tax expense	(82,943)	–	(3,252)	(86,195)
Net income	235,556	(3,173)	–	232,383
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	231,278	(3,173)	–	228,105

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

21. Reconciliation between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of Condensed Consolidated Balance Sheet

	As of June 30, 2025				
		IFRS adjustments			
Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP RMB (Unaudited)	Cash and cash equivalents (Note (i)) RMB (Unaudited)	Share-based compensation (Note (ii)) RMB (Unaudited)	Deferred income tax arising from asset acquisition (Note (iii)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
Assets					
Cash and cash equivalents	3,821,846	(1,340,539)	–	–	2,481,307
Short-term investments	1,602,362	1,340,539	–	–	2,942,901
Property and equipment, net	2,346,487	–	–	(166,926)	2,179,561
Total Assets	11,744,882	–	–	(166,926)	11,577,956
Deferred tax liabilities	242,254	–	–	(166,926)	75,328
Total Liabilities	2,083,119	–	–	(166,926)	1,916,193
Shareholders' equity:					
Additional paid-in capital	3,944,220	–	(4,033)	–	3,940,187
Retained earnings	5,682,080	–	4,033	–	5,686,113
Total Shareholders' Equity	9,661,763	–	–	–	9,661,763

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

21. Reconciliation between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of Condensed Consolidated Balance Sheet (Continued)

| | | As of June 30, 2024 | | | |
| | | IFRS adjustments | | | |
Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP RMB (Unaudited)	Cash and cash equivalents (Note (i)) RMB (Unaudited)	Share-based compensation (Note (ii)) RMB (Unaudited)	Deferred income tax arising from asset acquisition (Note (iii)) RMB (Unaudited)	Amounts as reported under IFRS RMB (Unaudited)
Assets					
Cash and cash equivalents	4,604,946	(1,881,090)	–	–	2,723,856
Short-term investments	1,287,400	1,881,090	–	–	3,168,490
Property and equipment, net	2,416,072	–	–	(173,430)	2,242,642
Total Assets	12,467,005	–	–	(173,430)	12,293,575
Deferred tax liabilities	245,609	–	–	(173,430)	72,179
Total Liabilities	2,736,654	–	–	(173,430)	2,563,224
Shareholders' equity:					
Additional paid-in capital	3,858,175	–	25,030	–	3,883,205
Retained earnings	5,650,224	–	(25,030)	–	5,625,194
Total Shareholders' Equity	9,730,351	–	–	–	9,730,351

Notes:

(i)   Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS Accounting Standards, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS Accounting Standards and U.S. GAAP, money market funds are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments under IFRS Accounting Standards. The reclassification does not result in difference in total assets.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except for Share and Per Share Data, or otherwise stated)

21.   Reconciliation between U.S. GAAP and IFRS Accounting Standards (Continued)

Reconciliation of Condensed Consolidated Balance Sheet (Continued)

(ii)   Share-based compensation

The Group granted restricted shares and options with service condition only to employees. Under U.S. GAAP, the share-based compensation expenses were recognized over the vesting period using straight-line method. Under IFRS Accounting Standards, share-based compensation with graded vesting feature is recognized based on each tranche, which results in an accelerated expense recognition.

Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of operations of RMB(3,173) and nil for the six months ended June 30, 2024 and June 30, 2025, respectively.

(iii)   Deferred income tax arising from asset acquisition

If the acquisition of an entity is accounted for as an asset acquisition, under U.S. GAAP, the Company is required to recognize a deferred tax liability when the amount paid exceeds the tax basis of the assets acquired on the acquisition date. The Group purchased new office premises in 2021 for a total cash consideration of approximately RMB2.2 billion, which was accounted for as asset acquisition, and recorded as part of property and equipment. For the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded with a corresponding increase in the book value of the building recorded in the property and equipment, net. The deferred tax liability was amortized through the remaining useful live of the buildings acquired alongside the future depreciation.

However, under IFRS Accounting Standards, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time of the transaction does not give rise to equal taxable and deductible temporary differences. Therefore, deferred tax liability is not recognized for taxable temporary differences in respect to the Company's office premises acquired in 2021.

Accordingly, the reconciliation includes the derecognition of the deferred tax liabilities and related property and equipment, net, and the corresponding reversal of related amortization (i.e., a decrease in depreciation expenses recorded in general and administrative expenses and other operating expense, and an increase in income tax expense with equivalent amounts). Such adjustments has no impact on net income or shareholders' equity.

Definitions and Acronyms

In this interim report, unless the context otherwise requires, the following expressions should have the following meanings:

"2022 Share Incentive Plan"	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022
"ADS(s)"	American Depositary Shares (one ADS representing five Shares)
"Articles" or "Articles of Association"	the memorandum of association and articles of association of the Company, as amended or supplemented from time to time
"AUA"	assets under administration
"Auditor"	Deloitte Touche Tohmatsu
"Audit Committee"	the audit committee of the Company
"AUM"	the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, "AUM" refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income
"award(s)"	award(s) in the form of share options, restricted shares, RSUs or other types of awards may be granted to eligible participants pursuant to the effective share incentive plan(s) of the Company
"Board"	the board of Directors
"BVI"	British Virgin Islands

Definitions and Acronyms

"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each
"Company"	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)"
"Compensation Committee"	the compensation committee of the Company
"Consolidated Affiliated Entities" or "VIE(s)"	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and its subsidiaries, all of which are controlled by the Company through contractual arrangements via agreements underlying the variable interest entity structure
"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure
"Corporate Governance and Nominating Committee"	the corporate governance and nominating committee of the Company
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles

Definitions and Acronyms

"Gopher" or "Gopher Asset Management"	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company's Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively
"Group", "our Group", "the Group", "Noah", "our", "us" or "we"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HNW"	high net worth
"HNW clients", "HNW investors"	clients/investors with investable financial assets of no less than RMB6 million
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Listing Date"	July 13, 2022
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules
"Noah Group"	Shanghai Noah Investment (Group) Co., Ltd. (上海諾亞投資(集團)有限公司), a limited liability company established under the laws of the PRC on August 24, 2007
"Noah Investment"	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities

Definitions and Acronyms

"Noah Upright"
Noah Upright Fund Distribution Co., Ltd. (諾亞正行基金銷售有限公司), a limited liability company established under the laws of the PRC on November 18, 2003, and one of the Consolidated Affiliated Entities and significant subsidiaries

"NYSE"
New York Stock Exchange

"Primary Conversion"
the Company's voluntary conversion of its Secondary Listing status to dual primary listing on the Hong Kong Stock Exchange with effect from December 23, 2022

"Primary Conversion Date"
December 23, 2022, on which the voluntary conversion of the Company to dual primary listing on the Main Board of The Stock Exchange of Hong Kong Limited became effective

"Prospectus"
the Company's prospectus published on June 30, 2022 in connection to the Secondary Listing on the Hong Kong Stock Exchange

"Reporting Period"
the six months ended June 30, 2025

"RMB" or "Renminbi"
Renminbi yuan, the lawful currency of China

"RSU(s)"
restricted share unit(s)

"scheme mandate limit"
has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

"SEC"
the United States Securities and Exchange Commission

"Secondary Listing"
the Company's listing of its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange on July 13, 2022 under Chapter 19C of the Hong Kong Listing Rules

Definitions and Acronyms

"service provider sublimit"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Shanghai Gopher"	Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries
"Share(s)"	ordinary share(s) in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share(s) in the capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s), and where the context requires, ADSs
"Share Subdivision"	the share subdivision of the Company effective on October 30, 2023, pursuant to which the ordinary share of a par value of US$0.0005 each in the share capital of the Company were subdivided into ten (10) ordinary shares of a par value of US$0.00005 each in the share capital of the Company
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time
"transaction value"	the aggregate value of the investment products we distribute during a given period
"U.S." or "United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"%"	per cent